The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126482

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION	November 27, 2007
(To Prospectus dated August 30, 2005)

7,000,000 Common Units

Representing Limited Partner Interests

We are offering 7,000,000 common units representing limited partner interests, as well as 559,035 common units to be offered to our general partner. We will receive all of the net proceeds from the sale of such common units. Our common units are traded on the American Stock Exchange, or AMEX, under the symbol “GEL.” On November 26, 2007, the last reported sales price of our common units on the AMEX was $22.52 per common unit.

Investing in our common units involves a high degree of risk. Before buying any common units, you should read the discussion of material risks of investing in our common units in “Risk factors” beginning on page S-16 of this prospectus supplement and page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per common unit	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)	The underwriters will receive no discount or commission on the sale of common units to our general partner.

The underwriters may also purchase up to an additional 1,050,000 common units from us at the public offering price, less underwriting discounts and commissions payable by us to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. Our general partner will purchase up to an additional 83,855 common units from us at the public offering price, less the underwriting discount, allowing it to maintain its proportionate interest in us to the extent the underwriters exercise the over-allotment option.

The underwriters are offering the common units as set forth under “Underwriting.” Delivery of the common units will be made on or about December   , 2007.

Joint Book-Running Managers

UBS Investment Bank	Wachovia Securities

Goldman, Sachs & Co.	RBC Capital Markets

Banc of America Securities LLC
Deutsche Bank Securities
Sanders Morris Harris

The date of this prospectus supplement is          , 2007.

S-i

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common units. The second part is the base prospectus dated August 30, 2005, which gives more general information, some of which may not apply to this offering. You should not assume that the information provided by this prospectus supplement or the accompanying base prospectus, as well as information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date. Generally, when we refer only to the “prospectus,” we are referring to the two parts combined. If information varies between the prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

S-ii

Prospectus supplement summary

This summary highlights some basic information from this prospectus supplement and the accompanying base prospectus to help you understand the common units. It likely does not contain all the information that is important to you. You should read carefully the entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference to understand fully the terms of the common units, as well as the tax and other considerations that are important in making your investment decision.

Unless the context otherwise requires, references in this prospectus to “Genesis Energy, L.P.,” “Genesis,” “we,” “our,” “us” or like terms refer to Genesis Energy, L.P. and its operating subsidiaries; “Denbury” means Denbury Resources Inc. and its subsidiaries; “CO2” means carbon dioxide; and “NaHS,” which is commonly pronounced as “nash,” means sodium hydrosulfide. Except as the context otherwise indicates, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. This prospectus supplement presents segment margin and available cash before reserve amounts, or ratios derived therefrom, which are non-GAAP financial measures as used herein. For a reconciliation of non-GAAP financial measures to the most comparable GAAP measures, please see “Reconciliation of Non-GAAP Financial Measures” on page S-13.

GENESIS ENERGY, L.P.
OVERVIEW

We are a growth-oriented limited partnership focused on the midstream segment of the oil and gas industry in the Gulf Coast region of the United States, primarily Texas, Louisiana, Arkansas, Mississippi, Alabama and Florida. We have a diverse portfolio of customers, operations and assets, including refinery-related plants, pipelines, storage tanks and terminals, and trucks and truck terminals. We provide services to refinery owners; oil, natural gas and CO2 producers; industrial and commercial enterprises that use CO2 and other industrial gases; and individuals and companies that use our dry-goods trucking services. Consequently, substantially all of our revenues are derived from providing services to integrated oil companies, large independent oil and gas or refinery companies, and large industrial and commercial enterprises.

We manage our businesses through four divisions which are our reportable segments:

➢	Pipeline Transportation: We transport oil and, to a lesser extent, natural gas and CO2 in the Gulf Coast region of the U.S. through approximately 500 miles of pipeline. We own and operate three oil common carrier pipelines, a small CO2 pipeline and several small natural gas gathering pipelines. Our pipeline systems include a total of approximately 0.7 million barrels of leased and owned tankage.

➢	Refinery Services: We provide services to eight refining operations located predominantly in Texas, Louisiana and Arkansas. These refineries generally are owned and operated by large companies, including ConocoPhillips, Citgo and Ergon. Our refinery services primarily involve processing high sulfur (or “sour”) natural gas streams, which are separated from hydrocarbon streams, to remove the sulfur. Our refinery services contracts, which usually have an initial term of two to ten years, have an average remaining term of five years.

➢	Supply and Logistics: We provide terminaling, blending, storing, marketing, gathering and transporting by trucks, and other supply and logistics services to third parties, as well as to support our other businesses. We own or lease approximately 300 trucks, 600 trailers and almost 1.5 million barrels of liquid storage capacity at eleven different locations. Our terminaling, blending, marketing and gathering activities are focused on oil and petroleum products, primarily fuel oil.

➢	Industrial Gases: We supply CO2 to industrial customers under long-term, back-to-back agreements. In addition, through our 50% interest in Sandhill Group, LLC, we process raw CO2 for sale to other customers for uses ranging from completing oil and natural gas producing wells to food processing. Through our 50% interest in T&P Syngas Supply Company, or T&P Syngas, we also process syngas (a combination of carbon monoxide and hydrogen), which T&P Syngas sells to Praxair Inc., the other 50% owner.

OUR RELATIONSHIP WITH DENBURY RESOURCES INC.

We continue to benefit from our strategic affiliation with Denbury Resources Inc. (NYSE:DNR), which indirectly owns 100% of our general partner interest, 100% of our incentive distribution rights and, prior to the closing of this offering, 7.4% of our outstanding common units. Denbury, which had an equity market capitalization of approximately $6.9 billion as of October 31, 2007, operates primarily in Mississippi, Louisiana and Texas, emphasizing the tertiary recovery of oil using CO2 flooding. Denbury is the largest producer (based on average barrels produced per day) of oil in Mississippi, and it is one of only a handful of producers in the U.S. that possesses CO2 tertiary recovery expertise along with large deposits of low-cost CO2 reserves, consisting of approximately 5.5 trillion cubic feet of estimated proved CO2 reserves as of December 31, 2006. Other than the CO2 reserves owned by Denbury, we do not know of any significant natural sources of CO2 from East Texas to Florida. Denbury is conducting the largest CO2 tertiary recovery operations in the Eastern Gulf Coast of the U.S., an area with many mature oil reservoirs that potentially contain substantial volumes of recoverable oil. In addition to the amounts it has already expended on the Free State and North East Jackson Dome, or NEJD, CO2 pipelines, Denbury has announced that it expects to spend approximately $775 million between December 31, 2007 and the end of 2009 to build CO2 pipelines to support its tertiary oil recovery expansions.

We believe Denbury has strong economic and strategic incentives to furnish business opportunities to us in the form of acquisitions, leases, transportation agreements and other transactions. In fact, Denbury has indicated that it plans to use us as a vehicle to provide its midstream infrastructure needs, particularly with respect to CO2 pipelines. We believe Denbury is likely to provide us with future growth opportunities due to the following additional factors, among others:

➢	Denbury’s stated intent for us to function as a provider of pipelines and gathering systems necessary to support its operations;

➢	Denbury’s significant economic and strategic interests in us;

➢	the close proximity of certain of Denbury’s assets and operations to certain of our assets and operations; and

➢	the extent of Denbury’s growth capital requirements.

Denbury has announced its intention, which it can change at any time, to drop down to us certain midstream assets over time, at its discretion. Denbury intends to consider offering $1.00 of “drop down” transactions to us for each $1.50 of non-Denbury-related capital we economically deploy. For example, because we have consummated the Davison acquisition for approximately $623 million (net of cash acquired at closing and subject to final purchase price adjustments), Denbury is willing to discuss with us drop down transactions of approximately $400 million.

We believe there is a broad array of transactions that we could explore with Denbury which could result in strong growth opportunities for us, including acquiring (through purchase, construction, lease or otherwise) CO2, oil and/or natural gas gathering and transportation pipelines and related midstream infrastructure; transporting CO2; transporting, gathering and storing oil and/or natural gas; and enhancing our industrial gases opportunities. In August, both Denbury and we announced our intention to enter into negotiations regarding specific transactions. See “Recent Events—Announced Potential Denbury Drop Down Transactions” below.

Although our relationship with Denbury may provide us with a source of acquisition and other growth opportunities, Denbury is not obligated to enter into any transactions with (or to offer any opportunities to) us or to promote our interest, and none of Denbury or any of its affiliates (including our general partner) has any obligation or commitment to contribute or sell any assets to us or enter into any type of transaction with us, and each of them, other than our general partner, has the right to act in a manner that could be beneficial to its interests and detrimental to ours. Further, Denbury may, at any time, and without notice, alter its business strategy, including determining that it no longer desires to use us as a provider of its midstream infrastructure. Additionally, if Denbury were to make one or more offers to us, we cannot say that we would elect to pursue or consummate any such opportunity. In addition, though our relationship with Denbury is a significant strength, it also is a source of potential conflicts. Please read “Summary of Conflicts of Interest and Fiduciary Duties.”

OUR OBJECTIVES AND STRATEGIES

Our primary business objectives are to generate stable cash flows to allow us to make quarterly cash distributions to our unitholders and to increase those distributions over time. We plan to achieve those objectives by executing the following strategies:

➢	Expanding our asset base through strategic and accretive acquisitions and construction and development projects with third parties and Denbury;

➢	Optimizing our CO2 and other industrial gases expertise and infrastructure;

➢	Leveraging our oil handling capabilities with Denbury’s tertiary recovery projects;

➢	Attracting new refinery customers and expanding the services we provide those customers;

➢	Increasing the utilization rates and enhancing the profitability of our existing assets;

➢	Increasing stable cash flows generated through fee-based services, long-term contractual arrangements and managing commodity price risks;

➢	Maintaining a balanced and diversified portfolio of midstream energy and industrial gases assets, operations and customers;

➢	Creating strategic arrangements and sharing capital costs and risks through joint ventures and strategic alliances; and

➢	Maintaining, on average, a conservative capital structure that will allow us to execute our growth strategy while, over the longer term, enhancing our credit ratings.

OUR COMPETITIVE STRENGTHS

We believe we are well positioned to execute our strategies and ultimately achieve our objectives due primarily to the following competitive strengths:

➢	Relationship with Denbury. We have a strong relationship with Denbury, the indirect owner of our general partner. Denbury has indicated that it intends to use us as a vehicle to provide its midstream infrastructure needs, particularly with respect to CO2 pipelines. We believe Denbury has strong economic and strategic incentives to provide business opportunities to us. We also believe that, if we can become an instrumental component of Denbury’s future development projects, we can leverage those operations (and our relationship with Denbury) into oil transportation and storage opportunities with third parties, such as other producers and refinery operators, in the areas into which Denbury expands its operations.

➢	Experienced, Knowledgeable and Motivated Senior Management Team with Proven Track Record. Our senior management team has over 40 years of combined experience in the midstream sector. They have worked together and separately in leadership roles at a number of large, successful public companies, including other publicly-traded partnerships. As discussed below, the incentive compensation arrangements of our senior management team are structured to help ensure that our senior management team executes our growth strategy in a manner that is accretive on a “distribution per unit” basis.

➢	Unique Platform, Limited Competition and Anticipated Growing Demand in Refinery Services Operations. We provide services to eight refining operations located predominantly in Texas, Louisiana and Arkansas. Our refinery services primarily involve processing sour natural gas streams, which are separated from hydrocarbon streams, to remove the sulfur. We believe that the U.S. refinery industry’s demand for sulfur extraction services will increase because we believe sour oil will constitute an ever-increasing portion of the total supply of refinery oil worldwide. In addition, we have an increasing array of services we can offer to our refinery customers and we believe our proprietary knowledge, scale, logistics capabilities and safety and service record will encourage such customers to continue to outsource their existing refinery services needs to us.

➢	Supply and Logistics Division Supports Full Suite of Services. In addition to its established customers, our supply and logistics division can, from time to time, attract customers to our other divisions and/or create synergies that may not be available to our competitors.

➢	Diversified and Balanced Portfolio of Customers, Operations and Assets. We have a diversified and well-balanced portfolio of customers, operations and assets throughout the Gulf Coast region of the U.S. Through our diverse assets, we provide stand-alone and integrated gathering, transporting, processing, blending, storing and marketing services, among others, to four distinct customer groups. Our operations and assets are characterized by:

-	Strategic Locations. Our oil pipelines and related assets are predominately located near areas that are experiencing increasing oil production, in large part because of Denbury’s tertiary recovery operations, and in and around inland refining operations, many of which we believe are contemplating expansion.

-	Cost-Effective Expansion and Enhancement Opportunities. We own pipelines, terminals and other assets that have available capacity or that have opportunities for expansion of capacity without incurring material expenditures. Our available capacity allows us to increase our revenues with little or no additional cost to us, and our expansion capability allows us to increase our asset base, as needed, in a cost-effective manner.

-	Cash Flow Stability. Our cash flow is relatively stable due to a number of factors, including our long-term, fee-based contracts with our refinery services and industrial gases customers, our diversified base of customers, assets and services, and our relatively low exposure to volatile fluctuations in commodity prices.

➢	Financial Flexibility. After we complete the offering contemplated by this prospectus supplement, we believe we will have the financial flexibility to pursue additional growth projects. As of September 30, 2007, we had $285 million of loans and $4.7 million in letters of credit outstanding under our $500 million credit facility, resulting in $90.4 million of remaining credit availability under our borrowing base. In addition, any new acquisitions that we complete will have the potential to increase our borrowing base, subject to specified limitations and lender consent. We will use the proceeds of this offering for general partnership purposes, including temporarily paying down the outstanding balance under our credit facility and, ultimately, indirectly funding certain acquisitions. If we use $165.9 million, or all of the net proceeds relating to this offering (including proceeds received from our general partner), to reduce indebtedness under our credit facility, we will have $256.3 million of remaining credit availability under our borrowing base. We believe this offering and our credit facility will provide us with the financial flexibility to fund our short term operations and strategic growth plan and to facilitate our longer-term expansion and acquisition strategies, which include accessing the capital markets from time to time to fund future growth.

RECENT EVENTS

Acquisition of Refinery Services Division and Other Businesses

On July 25, 2007, we acquired five energy-related businesses, including the operations that comprise our refinery services division, from several entities owned and controlled by the Davison family of Ruston, Louisiana. The other acquired businesses, which transport, store, procure and market petroleum products and other bulk commodities, are included in our supply and logistics segment.

Our acquisition agreement with the Davisons provided that we would deliver to them $563 million of consideration, half in common units (13,459,209 common units at an agreed-to value of $20.8036 per unit) and half in cash, subject to specified purchase price adjustments. Our financial statements at September 30, 2007 reflect a total acquisition price of $631 million, which includes the preliminary purchase price adjustments, our transaction costs, working capital acquired, net of cash acquired, and a valuation of the units at $24.52 per unit, which was the average closing price of our units during the five trading day period ending two days after we signed the acquisition agreement. See “Business—Overview—Recent Events—Acquisition of Refinery Services Division and Other Businesses.”

The Davison family is our largest unitholder, with a 36.8% interest in us (represented by 13,459,209 of our common units) after giving effect to the issuances pursuant to this offering. It has designated two of the members of the board of directors of our general partner, and as long as it maintains a specified minimum ownership percentage of our common units, it will have the continuing right to designate up to two directors. The Davison family has agreed to restrictions that limit its ability to sell specified percentages of its common units through July 26, 2010. For example, prior to July 25, 2008, the Davison family may not sell more than 20% of its common units.

Announced Potential Denbury Drop Down Transactions

Denbury has announced plans to negotiate several anticipated transactions with us involving the drop down of some of its CO2 pipeline assets. We currently expect those transactions to consist of property purchases combined with associated transportation or service arrangements or direct financing leases, or a combination of both. We anticipate that, during the fourth quarter of 2007, we will enter into approximately $200 to $250 million of transactions with Denbury relating to its Free State and NEJD CO2 pipelines. We also anticipate similar transactions in the range of $100 to $150 million in the second half of 2008 for other CO2 pipelines that Denbury is currently constructing. Although we currently are negotiating the Free State and NEJD transactions with Denbury, we cannot assure you that we will reach mutually satisfactory terms and consummate those transactions. See “Business—Our Relationship with Denbury Resources Inc.”

Quarterly Distribution Increase

On October 26, 2007, our board of directors declared a cash distribution of $0.27 per unit for the quarter ended September 30, 2007. The distribution was paid on November 14, 2007 to our general partner and all common unitholders of record as of the close of business on November 6, 2007. That quarterly distribution rate represents an increase of 17% relative to the distribution paid for the second quarter of 2007, an approximate 35% increase relative to the same period in 2006, and an approximate 69% increase relative to the third quarter in 2005. This is our ninth consecutive quarterly distribution increase, with the previous eight being increased by $0.01 per unit.

Increased Credit Facility to $500 Million

On November 15, 2006, we replaced our $50 million working capital credit facility with a $500 million working capital and acquisition facility. As of September 30, 2007, we had borrowed $285 million under that facility, and we had $4.7 million in letters of credit outstanding, resulting in $90.4 million of remaining credit availability under our borrowing base.

Adopted Growth-Oriented Strategy and Hired an Experienced Midstream Senior Management Team

Our board of directors has adopted a growth-oriented strategy for us, and on August 8, 2006, we hired an experienced senior management team. To help ensure that our senior management team is incentivized to execute our growth strategy in a manner that is accretive on a “distribution per unit” basis, our general partner has undertaken to negotiate definitive agreements relating to an incentive compensation arrangement to provide the members of our senior management team with the opportunity to earn up to a 20% interest in our general partner if certain performance criteria are met. Those performance criteria primarily relate to the dollar amount of expenditures for acquisitions we consummate (including development projects, but excluding acquisitions from Denbury and its affiliates) provided such expenditures earn (using a look-back provision) a specified minimum, un-levered return on investment.

Acquired Terminal and Dock Facilities

Effective July 1, 2007, we paid $8.1 million for BP Pipelines (North America) Inc.’s Port Hudson oil truck terminal, marine terminal and marine dock on the Mississippi River, which includes 215,000 barrels of tankage, a pipeline and other related assets in East Baton Rouge Parish, Louisiana.

Florida Oil Pipeline System Expansion

We committed to construct an extension of our existing Florida oil pipeline system that would extend to producers operating in southern Alabama, which will consist of approximately 33 miles of 8” pipeline and gathering connections to approximately 30 wells and oil storage capacity of 20,000 barrels in the field. We expect to place those facilities in service in the second half of 2008.

Unitholder Meeting

We have called a special meeting of our unitholders to be held on December 18, 2007, for unitholders of record as of November 2, 2007, to vote on (1) a proposal to amend certain provisions of our partnership agreement to allow any affiliated persons or group who hold more than 20% of our outstanding voting units to vote on all matters on which holders of our voting units have the right to vote, other than matters relating to the succession, election, removal, withdrawal, replacement or substitution of our general partner, and to clarify and expand the concept of “group” as defined in our partnership agreement; and (2) a proposal to approve the terms of the Genesis Energy, Inc. 2007 Long Term Incentive Plan, which provides for awards of our units and other rights to our employees and, possibly, our directors.

OUR OFFICES

Our executive offices are located at 500 Dallas, Suite 2500, Houston, Texas 77002, and the phone number at this address is (713) 860-2500.

OWNERSHIP STRUCTURE

We conduct our operations through, and our operating assets are owned by, our subsidiaries and joint ventures. As is customary with publicly-traded limited partnerships, or MLPs, our general partner, Genesis Energy, Inc., is responsible for operating our business, including providing all necessary personnel and other resources.

Genesis Energy, Inc. is a holding company with employees, but with no independent assets or operations other than its general partner interest in us and several of our subsidiaries. Our general partner is dependent upon the cash distributions it receives from us to service any obligations it may incur. Our general partner is a subsidiary of Denbury Gathering & Marketing, Inc., a subsidiary of Denbury. After giving effect to the issuances pursuant to this offering:

➢	Public unitholders will own 19,765,000 common units, representing a 54.0% interest in us.

➢	The Davison family will own 13,459,209 common units, representing a 36.8% interest in us.

➢	Our general partner, who will maintain its proportionate ownership interest in us, will own 2,653,358 common units (representing a 7.2% interest in us) and all of our 2.0% general partnership interest, as well as our incentive distribution rights.

Below is a chart depicting our ownership structure after giving effect to the issuances relating to this offering.

(1)	The incentive compensation arrangement in connection with which our general partner has undertaken to negotiate definitive agreements to provide our senior management team with the opportunity to earn up to 20% of the interest in our general partner if certain performance criteria are met. See “Recent Events — Adopted Growth-Oriented Strategy and Hired an Experienced Midstream Senior Management Team.”

The offering

Common units we are offering to the public	7,000,000 common units, or 8,050,000 common units if the underwriters exercise their option to purchase additional common units.

Common units we are offering to our general partner in a private offering concurrently with this offering	559,035 common units, or 642,891 common units if the underwriters exercise their over-allotment option in full. The per unit price for the sale to our general partner will be equal to the per unit price offered to the public through this prospectus supplement, less an amount equal to any underwriting discounts and fees that would apply if those units had been offered to the public.

Common units to be outstanding after this offering	35,877,567 common units, or 37,011,423 common units if the underwriters exercise their option to purchase additional common units.

Use of proceeds	We will receive net proceeds (after deducting underwriting discounts and estimated offering expenses) from this offering, our concurrent offering to our general partner and the contribution from our general partner to maintain its 2% general partner interest of approximately $165.9 million. We will use the net proceeds for general partnership purposes, including temporarily repaying indebtedness under our credit facility and, ultimately, funding a portion of our future growth expenditures.

Cash distributions	Within approximately 45 days after the end of each quarter, we will distribute all available cash to unitholders of record on the applicable record date. However, there is no guarantee that we will pay a distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default then exists, under our credit facility.

Incentive distributions	Our general partner is entitled to receive incentive distributions if the amount we distribute with respect to any quarter exceeds levels specified in our partnership agreement. Under the quarterly incentive distribution provisions, the general partner is entitled to receive 13.3% of any distributions in excess of $0.25 per unit, 23.5% of any distributions in excess of $0.28 per unit, and 49% of any distributions in excess of $0.33 per unit, without duplication.

Risk factors	An investment in our common units involves risk. See “Risk factors” beginning on page S-16 of this prospectus supplement and page 2 of the accompanying base prospectus and the materials incorporated by reference for a more detailed discussion of additional factors that you should consider before purchasing our common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for the distribution with respect to the final calendar quarter of 2009, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. Please read “Tax considerations” on page S-37 for the basis of this estimate.

Material tax consequences	For a discussion of other material federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S., please read “Material Tax Consequences” in the accompanying base prospectus.

American Stock Exchange symbol	“GEL.”

Summary historical and pro forma financial data

We have derived (i) the summary historical financial data as of and for each of the years in the three-year period ended December 31, 2006 from our audited financial statements and related notes, (ii) the summary unaudited pro forma financial data for the year ended December 31, 2006 from our unaudited pro forma combined financial statements, (iii) the summary unaudited historical financial data as of and for the nine months ended September 30, 2006 and 2007 from our unaudited financial statements and (iv) the summary unaudited pro forma financial data as of and for the nine months ended September 30, 2007 from our unaudited pro forma combined financial statements. Pro forma information assumes that the Davison acquisition was consummated as of January 1.

You should read the information below in conjunction with our historical interim and year-end financial statements.

	Actual					Pro Forma(1)
				Nine months ended		Year ended		Nine months ended
	Years ended December 31,			September 30,		December 31,		September 30,
	2004	2005	2006	2006	2007	2006		2007

	(dollars in thousands, except per unit amounts)

Income Statement Data:
Revenues	$927,143	$1,078,739	$918,369	$726,496	$738,850	$1,479,174		$1,113,927
Operating (loss) income	(23)	5,220	8,584	7,415	7,304	25,319		19,619
(Loss) Income from Continuing Operations	(949)	3,689	8,351	7,700	1,912	156	(2)	(1,234)
(Loss) Income from Continuing Operations per limited partnership unit—diluted	$(0.10)	$0.38	$0.59	$0.55	$0.11	$0.01	(2)	$(0.04)
Balance Sheet Data (at period end):
Total assets	$143,154	$181,777	$191,087	$192,982	$894,640
Long-term debt	15,300	—	8,000	6,000	285,000
Partners’ capital	45,239	87,689	85,662	87,824	436,793
Other Financial Data:
Segment Margin(3) Pipeline Transportation	$8,543	$9,804	$12,426	$9,862	$8,858	$12,426		$8,858
Refinery Services	—	—	—	—	8,545	44,716		37,486
Supply and Logistics	4,034	3,661	7,366	6,074	7,986	24,321		17,685
Industrial Gases	5,762	8,154	11,443	8,808	8,804	11,443		8,804

Total Segment Margin:	$18,339	$21,619	$31,235	$24,744	$34,193	$92,906		$72,833

Adjusted EBITDA(4)	$8,610	$14,711	$21,161	$16,351	$24,185	$74,855		$58,715
Available Cash before Reserves(5)	6,282	11,136	18,831	15,157	15,036
Maintenance Capital Expenditures(6)	939	1,543	967	560	2,842

(1)	Pro forma amounts were prepared assuming that the Davison acquisition was consummated as of January 1 for each period for which income statement data is presented. Per unit amounts assume the common units issued to the Davison family and the common units purchased by our general partner were outstanding January 1 of each period. These amounts were prepared based upon assumptions deemed appropriate by Genesis and may not be indicative of actual results.

(2)	This amount differs from the pro forma amount reflected in our Form 8-K/A filed on October 10, 2007 due to the effects of including approximately $3.6 million pro forma estimated federal and state income tax expense.

(3)	Segment margin was calculated as revenues less cost of sales and operations expense. It includes our share of the operating income of equity joint ventures. A reconciliation of segment margin (a non-GAAP measure) to income from continuing operations before income taxes (the GAAP measure) is on page S-15. Our Supply and Logistics segment was previously known as our Crude Oil Gathering and Marketing segment. With the Davison acquisition, we expanded our operations into petroleum products and other transportation services, and combined these operations due to their similarities and our approach to managing these operations. We also added a new segment for the Refinery Services business acquired in the Davison acquisition.

(4)	Adjusted EBITDA was calculated as net income from continuing operations before interest, income taxes, depreciation and amortization, and non-cash income or loss related to (i) derivative instruments, (ii) our stock appreciation rights plan and (iii) miscellaneous items. A reconciliation of Adjusted EBITDA (a non-GAAP measure) to income from continuing operations and to operating cash flows (the GAAP measures) is on page S-15.

(5)	Available cash before reserves was calculated as income from continuing operations with several adjustments, the most significant of which are the elimination of gains and losses on asset sales, except those from the sale of surplus assets, the addition of non-cash expenses such as depreciation, the replacement of the amount recognized as our equity in the income of joint ventures with the available cash generated from those ventures, and the subtraction of maintenance capital expenditures. A reconciliation of Adjusted EBITDA (a non-GAAP measure) to income from continuing operations and to operating cash flows (the GAAP measures) is on page S-15.

(6)	Maintenance capital expenditures are capital expenditures to replace or enhance partially or fully depreciated assets to sustain the existing operating capacity or efficiency of the assets and extend their useful lives. Genesis expects maintenance capital expenditures related to the Davison businesses to be approximately $4 million to $5 million per year after 2008. Maintenance capital expenditures for the historical Genesis operations are expected to average $1.5 million per year.

Reconciliation of Non-GAAP financial measures

We believe that investors benefit from having access to the same financial measures being utilized by management. The measures used by management include Segment margin, Adjusted EBITDA and Available Cash before Reserves.

Segment margin forms the basis of our internal financial reporting and is used by senior management in deciding how to allocate capital resources among business segments. The U.S. Generally Accepted Accounting Principles, or GAAP, measure most directly comparable to total segment margin is income before income taxes and cumulative effect adjustment. We define and calculate segment margin as revenues less costs of sales and operating expenses. This measure is exclusive of depreciation and amortization, general and administrative expenses, and any gains or losses on asset disposals. We have reconciled segment margin to income before income taxes and cumulative effect adjustment in the tables below.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, and non-cash income or loss related to (i) derivative instruments, (ii) our stock appreciation rights plan and (iii) miscellaneous items. Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks and others, to assess:

➢	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

➢	our operating performance and return on capital as compared to other companies in the midstream energy sector, without regard to financing or capital structure; and

➢	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

The economic substance behind management’s use of Adjusted EBITDA is to measure the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness, and make distributions to our unitholders. The GAAP measures most directly comparable to Adjusted EBITDA are net cash provided by operating activities and income from continuing operations. We have reconciled Adjusted EBITDA to these measures in the tables below.

Available Cash before Reserves is a non-GAAP liquidity measure used by our management to compare cash flows generated by us to the cash distribution we pay to our limited partners and the general partner. This is an important financial measure to our public unitholders since it is an indicator of our ability to provide a cash return on their investment. Specifically, this financial measure tells unitholders whether or not we are generating cash flows at a level that can support a quarterly cash distribution to our unitholders. Lastly, Available Cash (also referred to as distributable cash flow) is a quantitative standard used throughout the investment community with respect to publicly-traded partnerships.

Several adjustments to net income are required to calculate Available Cash before Reserves. These adjustments include: (1) the addition of non-cash expenses such as depreciation and amortization expense; (2) miscellaneous non-cash adjustments such as the addition of decreases or the subtraction of increases in the accrual for our stock appreciation rights plan expense and the value of financial instruments; and (3) the subtraction of maintenance capital expenditures. Maintenance capital expenditures are capital expenditures to replace or enhance partially or fully depreciated assets in order to sustain the existing operating capacity or efficiency of our assets and extend their useful lives.

The GAAP measure most directly comparable to Available Cash before Reserves is cash flow from operating activities. We have reconciled cash flow from operating activities to Available Cash before Reserves in the tables below.

Our non-GAAP financial measures of Adjusted EBITDA and Available Cash before Reserves should not be considered as alternatives to GAAP net cash provided by operating activities and GAAP income from continuing operations. Adjusted EBITDA and Available Cash before Reserves are not presentations made in accordance with GAAP and have important limitations as analytical tools. You should not consider Adjusted EBITDA or Available Cash before Reserves in isolation or as substitutes for analysis of our results as reported under GAAP. Because Adjusted EBITDA and Available Cash before Reserves exclude some, but not all, items that affect net income and net cash provided by operating activities and are defined differently by different companies in our industry, our definition of Adjusted EBITDA and Available Cash before Reserves may not be comparable to similarly titled measures of other companies.

Management compensates for the limitations of Adjusted EBITDA and Available Cash before Reserves as analytical tools by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating this information into management’s decision-making processes.

Reconciliation of Non-GAAP Financial Measures

	Years ended			Nine months ended
	December 31,			September 30,
	2004	2005	2006	2006	2007

Reconciliation of Segment Margin to Income from Continuing Operations
Segment Margin excluding depreciation and amortization	$18,339	$21,619	$31,235	$24,744	$34,193
General and administrative expenses	(11,031)	(9,656)	(13,573)	(10,448)	(13,652)
Depreciation and amortization	(7,298)	(6,721)	(7,963)	(6,000)	(12,346)
Net (loss) gain on disposal of surplus assets	(33)	479	16	38	24
Interest expense, net	(926)	(2,032)	(1,374)	(645)	(5,248)

(Loss) income from continuing operations before income taxes and cumulative effect adjustment	$(949)	$3,689	$8,341	$7,689	$2,971

Reconciliation of Income from Continuing Operations to Adjusted
EBITDA
(Loss) income from continuing operations	$(949)	$3,689	$8,351	$7,700	$1,912
Adjustments to reconcile income from continuing operations to Adjusted EBITDA:
Depreciation & Amortization	7,298	6,721	7,963	6,000	12,346
Net Interest Expense	926	2,032	1,374	645	5,248
Income Taxes	—	—	(11)	(11)	1,059
Unrealized (gains)/losses FAS 133	—	(6)	(34)	(12)	833
Cash received from direct financing leases not included in income	39	441	531	394	422
Stock appreciation rights expense, net of payments	1,151	(541)	1,565	614	1,696
Estimated cash from joint ventures in excess of equity income recorded	—	836	1,401	988	664
Proceeds from sales of certain assets, net of gain or loss recognized	145	1,106	51	29	171
Other non-cash (income) expense	—	433	(30)	4	(166)

Adjusted EBITDA	$8,610	$14,711	$21,161	$16,351	$24,185

Reconciliation of Operating Cash Flows to Adjusted EBITDA
Cash flows from operating activities	$9,702	$9,490	$11,262	$6,722	$25,653
Adjustments to reconcile operating cash flows to Adjusted EBITDA:
Net interest expense	926	2,032	1,374	645	5,248
Income Taxes	—	—	(11)	(11)	1,059
Proceeds from sales of certain assets	112	1,585	67	67	195
Amortization of credit facility issuance fees	(373)	(373)	(969)	(279)	(509)
Cash effects of stock appreciation rights plan	—	(61)	(364)	(271)	(1,447)
Effect of available cash generated by investments in joint ventures not included in cash flows from operating activities	—	848	967	756	303
Discontinued operations	463	—	—	—	—
Other items affecting Adjusted EBITDA	—	—	(38)	(64)	—
Net effect of changes in working capital accounts not included in calculation of Adjusted EBITDA	(2,220)	1,190	8,873	8,786	(6,317)

Adjusted EBITDA	$8,610	$14,711	$21,161	$16,351	$24,185

Reconciliation of Operating Cash Flows to Available Cash before reserves
Cash flows from operating activities	$9,702	$9,490	$11,262	$6,722	$25,653
Adjustments to reconcile operating cash flows to Available Cash:
Maintenance capital expenditures	(939)	(1,543)	(967)	(560)	(2,842)
Proceeds from sales of certain assets	112	1,585	67	67	195
Amortization of credit facility issuance fees	(373)	(373)	(969)	(279)	(509)
Cash effects of stock appreciation rights plan	—	(61)	(364)	(271)	(1,447)
Effect of available cash generated by investments in joint ventures not included in cash flows from operating activities	—	848	967	756	303
Other items affecting Available Cash	—	—	(38)	(64)	—
Net effect of changes in working capital accounts not included in calculation of Available Cash	(2,220)	1,190	8,873	8,786	(6,317)

Available Cash before reserves	$6,282	$11,136	$18,831	$15,157	$15,036

Risk factors

An investment in our common units involves risks. You should carefully consider the discussion of risks set forth under the caption “Risk Factors” beginning on page 2 of the accompanying base prospectus as well as the section entitled “Risk Factors” included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, and the other documents incorporated by reference into this prospectus supplement, prior to investing in our common units. If any of these risks were to occur, our business, financial condition or results of operations could be adversely affected, the trading price of our common units could decline and you could lose all or part of your investment. Some of the risks discussed in the base prospectus as well as the documents incorporated by reference into this prospectus supplement are summarized below.

RISKS RELATED TO OUR BUSINESS

➢	Our growth strategy may adversely affect our results of operations if we do not successfully integrate our refinery services division and other assets that we acquired in July 2007 and any other businesses that we acquire or if we substantially increase our indebtedness and contingent liabilities to make acquisitions.

➢	We may not be able to fully execute our growth strategy if we are unable to raise debt and equity capital at an affordable price.

➢	We may not have sufficient cash from operations to pay the current level of quarterly distribution following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

➢	Our indebtedness could adversely restrict our ability to operate, affect our financial condition, and prevent us from complying with our requirements under our debt instruments and could prevent us from paying cash to our unitholders.

➢	Our profitability and cash flow is dependent on our ability to increase or, at a minimum, maintain our current commodity—oil, refined products, NaHS, natural gas and CO2 —volumes, which often depends on actions and commitments by parties beyond our control.

➢	We face intense competition to obtain commodity volumes in our supply and logistics segment, and fluctuations in commodity prices could adversely affect our business.

➢	Our operations are dependent upon demand for oil by refiners in the Midwest and on the Gulf Coast.

➢	We are exposed to the credit risk of our customers in the ordinary course of our oil gathering and marketing activities.

➢	Our operations are subject to federal and state environmental protection and safety laws and regulations, and FERC regulation and a changing regulatory environment could affect our cash flow.

➢	Our CO2 operations primarily relate to our volumetric production payment interests, which are a finite resource and projected to deplete around 2016, and our CO2 operations are exposed to risks related to Denbury’s operation of their CO2 fields, equipment and pipeline.

➢	Fluctuations in demand for CO2 by our industrial customers could materially adversely impact our profitability, results of operations and cash available for distribution.

➢	Our wholesale CO2 industrial operations are dependent on five customers and our syngas operations are dependent on one customer.

➢	Our refinery services division is dependent on contracts with eight refineries, and a few of our refineries represent a majority of our refinery services business, with ConocoPhillips representing approximately 65% of our refinery service business.

Risk factors

➢	Our actual construction, development and acquisition costs could exceed our forecast, and our cash flow from construction and development projects may not be immediate.

➢	Fluctuations in interest rates could adversely affect our business, and our use of derivative financial instruments could result in financial losses.

➢	A natural disaster, catastrophe, terrorist attack or other interruption event involving us could result in severe personal injury, property damage and/or environmental damage, which could curtail our operations and otherwise adversely affect our assets and cash flow.

➢	We cannot cause our joint ventures to take or not to take certain actions unless some or all of the joint venture participants agree.

➢	Our refinery services operations are dependent upon the supply of caustic soda and the demand for NaHS, as well as the operations of the refiners for whom we process sour gas.

➢	Our operating results from trucking operations acquired from the Davison family may fluctuate and may be materially adversely affected by economic conditions and business factors unique to the trucking industry.

➢	Denbury is the only shipper (other than us) on our Mississippi System, and Denbury and its affiliates have conflicts of interest with us and limited fiduciary responsibilities, which may permit them to favor their own interests to unitholder detriment.

RISKS RELATED TO OUR PARTNERSHIP STRUCTURE

➢	Even if unitholders are dissatisfied, they cannot easily remove our general partner.

➢	The control of our general partner may be transferred to a third party without unitholder consent, which could affect our strategic direction and liquidity.

➢	Our general partner and its affiliates may sell units or other limited partner interests in the trading market, which could reduce the market price of common units.

➢	Our general partner has anti-dilution rights.

➢	Due to our significant relationships with Denbury, adverse developments concerning Denbury could adversely affect us, even if we have not suffered any similar developments.

➢	We may issue additional common units without unitholder’s approval, which would dilute their ownership interests.

➢	Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

➢	The interruption of distributions to us from our subsidiaries and joint ventures may affect our ability to make payments on indebtedness or cash distributions to our unitholders.

➢	We do not have the same flexibility as other types of organizations to accumulate cash and equity to protect against illiquidity in the future.

TAX RISKS TO COMMON UNITHOLDERS

➢	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. A publicly-traded partnership can lose its status as a partnership for a number of reasons, including if more than 90% of its gross income is not from sources that constitute “qualifying income.” The present tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified at any time. If the IRS were to treat us as a corporation or if we were to become subject

Risk factors

to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to unitholders would be substantially reduced.

➢	A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders and our general partner.

➢	Unitholders will be required to pay taxes on income from us even if they do not receive any cash distributions from us, and tax gain or loss on disposition of common units could be different than expected.

➢	Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

➢	We registered as a tax shelter under prior law. This may increase the risk of an IRS audit of us or a unitholder.

➢	We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

➢	Unitholders will likely be subject to state and local taxes in states where they do not live as a result of an investment in the common units.

➢	We have subsidiaries that are treated as corporations for federal income tax purposes and subject to corporate-level income taxes.

➢	We have adopted certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

➢	The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

Use of proceeds

We will receive net cash proceeds (after payment of underwriting discounts and estimated offering expenses) from this offering ($150.3 million), our concurrent offering to our general partner ($12.1 million) and the contribution of cash from our general partner ($3.5 million) totaling approximately $165.9 million. The underwriters will receive no discount or commission on the common units sold to our general partner. We will use the net proceeds for general partnership purposes, which may include, among other things, temporarily repaying indebtedness under our credit facility, acquiring assets (including purchasing businesses and constructing facilities), paying distributions and satisfying working capital requirements. During the last 12 months, we have used proceeds from our credit facility for general partnership purposes, including:

➢	partial consideration for the Davison acquisition (net of cash acquired at closing) ($293 million);

➢	acquiring and constructing pipelines and related infrastructure facilities ($2.8 million);

➢	acquiring terminal and dock facilities ($8.1 million); and

➢	satisfying working capital requirements.

On September 30, 2007, the weighted average interest rate on the debt was 9.00%. Our credit facility matures on November 15, 2011.

Capitalization

The following table sets forth as of September 30, 2007:

➢	our capitalization on a consolidated actual basis; and

➢	our pro forma capitalization on a consolidated basis, as adjusted to reflect (1) the aggregate net proceeds of approximately $165.9 million we expect to receive from this offering, our concurrent offering to our general partner and the contribution from our general partner to maintain its 2% general partner interest and (2) the use of the net proceeds as described under “Use of proceeds.”

We derived this table from, and it should be read in conjunction with, and is qualified in its entirety by reference to, our historical consolidated financial statements and the notes to those financial statements that are incorporated by reference in this prospectus supplement.

	As of
	September 30, 2007
	Actual	Pro forma

	(unaudited)
	(in thousands)

Long-term debt	$285,000	$119,116
Partners’ capital:
Common unitholders	428,993	591,413
General partner	7,800	11,264

Total partners’ capital	436,793	602,677

Total capitalization	$721,793	$721,793

Price range of common units and distributions

We are required by our partnership agreement to distribute 100% of our available cash within 45 days after the end of each quarter to our unitholders of record and to our general partner. Available cash consists generally of all of our cash receipts less cash disbursements adjusted for net changes to reserves. Cash reserves are the amounts deemed necessary or appropriate, in the reasonable discretion of our general partner, to provide for the proper conduct of our business or to comply with applicable law, any of our debt instruments or other agreements. The full definition of available cash is set forth in our partnership agreement and amendments thereto, which is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2006. See “Where you can find more information.”

Our general partner is entitled to receive incentive distributions if the amount we distribute with respect to any quarter exceeds levels specified in our partnership agreement. Under the quarterly incentive distribution provisions, the general partner is entitled to receive 13.3% of any distributions in excess of $0.25 per unit, 23.5% of any distributions in excess of $0.28 per unit, and 49% of any distributions in excess of $0.33 per unit, without duplication. The likelihood and timing of the payment of any incentive distributions will depend on our ability to increase the cash flow from our existing operations and to make cash flow accretive acquisitions. In addition, our partnership agreement authorizes us to issue additional equity interests in our partnership with such rights, powers and preferences (which may be senior to our common units) as our general partner may determine in its sole discretion, including with respect to the right to share in distributions and profits and losses of the partnership.

At September 30, 2007, there were 28,318,532 common units outstanding, held by approximately 5,880 record holders and beneficial owners (held in street name), including 2,094,323 common units held by our general partner and 13,459,209 held by the Davison family. The common units are traded on the AMEX under the symbol “GEL.” The following table sets forth the high and low sales prices for the common units in each quarter, as reported by the AMEX, and the declared cash distributions for the common units in each quarter. The last reported sale price of common units on the AMEX on November 26, 2007 was $22.52 per unit. On November 14, 2007 we paid a cash distribution of $0.27 per unit for the quarter ended September 30, 2007. That distribution represents a 17% increase from our distribution of $0.23 per unit for the second quarter of 2007 which was paid during the third quarter of 2007.

			Cash
	Price range per		distributions
	common unit		per common
	High	Low	unit(1)

Fiscal Year Ending December 31, 2007
Fourth Quarter(2)	$28.62	$22.27	$0.27
Third Quarter	37.50	27.07	0.23
Second Quarter	35.98	20.01	0.22
First Quarter	22.01	18.76	0.21
Fiscal Year Ended December 31, 2006
Fourth Quarter	$20.65	14.48	$0.20
Third Quarter	19.18	11.20	0.19
Second Quarter	14.14	10.25	0.18
First Quarter	12.85	11.25	0.17
Fiscal Year Ended December 31, 2005
Fourth Quarter	$12.00	9.61	$0.16
Third Quarter	12.15	9.22	0.15
Second Quarter	10.00	8.25	0.15
First Quarter	12.60	8.50	0.15

(1)	Cash distributions are shown in the quarter paid.

(2)	Through November 26, 2007

Business

This Business section summarizes certain information about our business and properties from the documents incorporated by reference, particularly the more complete business description contained in our Annual Report on Form 10-K for the year ended December 31, 2006. You should read carefully this and the other documents incorporated by reference to understand fully our business and properties. See “Where you can find more information.”

OVERVIEW

We are a growth-oriented limited partnership focused on the midstream segment of the oil and gas industry in the Gulf Coast region of the United States, primarily Texas, Louisiana, Arkansas, Mississippi, Alabama and Florida. We have a diverse portfolio of customers, operations and assets, including refinery-related plants, pipelines, storage tanks and terminals, and trucks and truck terminals. We provide services to refinery owners; oil, natural gas and CO2 producers; industrial and commercial enterprises that use CO2 and other industrial gases; and individuals and companies that use our dry-goods trucking services. Substantially all of our revenues are derived from providing services to integrated oil companies, large independent oil and gas or refinery companies, and large industrial and commercial enterprises.

We manage our businesses through four divisions which are our reportable segments:

➢	Pipeline Transportation: We transport oil and, to a lesser extent, natural gas and CO2 in the Gulf Coast region of the U.S. through approximately 500 miles of pipeline. We own and operate three oil common carrier pipelines, a small CO2 pipeline and several small natural gas pipelines. Our pipeline systems include a total of approximately 0.7 million barrels of leased and owned tankage.

➢	Refinery Services: We provide services to eight refining operations located predominantly in Texas, Louisiana and Arkansas. These refineries generally are owned and operated by large companies, including ConocoPhillips, Citgo and Ergon. Our refinery services primarily involve processing high sulfur (or “sour”) natural gas streams, which are separated from hydrocarbon streams, to remove the sulfur. Our refinery services contracts, which usually have an initial term of two to ten years, have an average remaining term of five years.

➢	Supply and Logistics: We provide terminaling, blending, storing, marketing, gathering and transporting by trucks, and other supply and logistics services to third parties, as well as to support our other businesses. We own or lease approximately 300 trucks, 600 trailers and almost 1.5 million barrels of liquid storage capacity at eleven different locations. Our terminaling, blending, marketing and gathering activities are focused on oil and petroleum products, primarily fuel oil.

➢	Industrial Gases: We supply CO2 to five industrial customers under long-term, back-to-back, agreements. In addition, through our 50% interest in Sandhill Group, LLC, we process raw CO2 for sale to other customers for uses ranging from completing oil and natural gas producing wells to food processing. Through our 50% interest in T&P Syngas Supply Company, we also process syngas (a combination of carbon monoxide and hydrogen), which T&P Syngas sells to Praxair Inc., the other 50% owner.

We conduct our business through subsidiaries and joint ventures. As is customary with MLPs, our general partner is responsible for operating our business, including providing all necessary personnel and other resources.

OUR RELATIONSHIP WITH DENBURY RESOURCES INC.

We continue to benefit from our strategic affiliation with Denbury, which indirectly owns 100% of our general partnership interest, 100% of our incentive distribution rights and, prior to the closing of this

Business

offering, a 7.2% interest in us (represented by 2,094,323 of our outstanding common units). Denbury, which had an equity market capitalization of approximately $6.9 billion as of October 31, 2007, operates primarily in Mississippi, Louisiana and Texas. As a result of its emphasis on the tertiary recovery of oil using CO2 flooding, Denbury has become the largest producer (based on average barrels produced per day) of oil in Mississippi.

Denbury is a uniquely situated oil company. It is one of only a handful of producers in the U.S. that possesses CO2 tertiary recovery expertise along with large deposits of low-cost CO2 reserves, estimated to contain approximately 5.5 trillion cubic feet of estimated proved CO2 reserves as of December 31, 2006. Other than the CO2 reserves owned by Denbury, we do not know of any significant natural sources of CO2 from East Texas to Florida. Denbury is conducting the largest CO2 tertiary recovery operations in the Eastern Gulf Coast of the U.S., an area with many mature oil reservoirs that potentially contain substantial volumes of recoverable oil. In addition to the amounts it has already expended on the Free State and North East Jackson Dome, or NEJD, CO2 pipelines, Denbury has announced that it expects to spend approximately $775 million between December 31, 2007 and the end of 2009 to build CO2 pipelines to support its tertiary oil recovery expansions.

We believe Denbury has strong economic and strategic incentives to furnish business opportunities to us. In fact, Denbury has indicated that it plans to use us as a vehicle to provide its midstream infrastructure needs, particularly with respect to CO2 pipelines. We believe Denbury is likely to provide us with future growth opportunities due to the following additional factors, among others:

➢	Denbury’s stated intent for us to function as a provider of pipelines and gathering systems necessary to support its operations;

➢	Denbury’s significant economic and strategic interests in us;

➢	the close proximity of certain of Denbury’s assets and operations to certain of our assets and operations; and

➢	the extent of Denbury’s growth capital requirements.

Denbury has announced its intention, which it can change at any time, to drop down to us certain midstream assets over time, at its discretion. Denbury intends to consider offering $1.00 of “drop down” transactions to us for each $1.50 of non-Denbury-related capital we economically deploy. For example, because we have consummated the Davison acquisition for approximately $623 million (net of cash acquired at closing and subject to final purchase price adjustments), Denbury is willing to discuss with us drop down transactions of approximately $400 million.

We believe there is a broad array of transactions that we could explore with Denbury which could result in strong growth opportunities for us, including acquiring (through purchase, construction, lease or otherwise) CO2, oil and/or natural gas gathering and transportation pipelines and related midstream infrastructure; transporting CO2; transporting, gathering and storing oil and/or natural gas; and enhancing our industrial gases opportunities. In August, both Denbury and we announced our intention to enter into negotiations regarding specific transactions. See “Recent Events — Announced Potential Denbury Drop Down Transactions” below.

Although our relationship with Denbury may provide us with a source of acquisition and other growth opportunities, Denbury is not obligated to enter into any transactions with (or to offer any opportunities to) us or to promote our interest, and none of Denbury or any of its affiliates (including our general partner) has any obligation or commitment to contribute or sell any assets to us or enter into any type of transaction with us, and each of them, other than our general partner, has the right to act in a manner that could be beneficial to its interests and detrimental to ours. Further, Denbury may, at any time, and without notice, alter its business strategy, including determining that it no longer desires to use us as a provider of its midstream infrastructure. Additionally, even if Denbury were to

Business

make one or more offers to us, we cannot say that we would elect to pursue or consummate any such opportunity. In addition, though our relationship with Denbury is a significant strength, it also is a source of potential conflicts. Please read “Summary of Conflicts of Interest and Fiduciary Duties.”

OUR OBJECTIVES AND STRATEGIES

Our primary business objectives are to generate stable cash flows to allow us to make quarterly cash distributions to our unitholders and to increase those distributions over time. We plan to achieve those objectives by executing the following strategies:

➢	Expanding our asset base through strategic and accretive acquisitions with third parties and Denbury. We intend to expand our asset base through strategic and accretive acquisitions from Denbury and third parties in new and existing markets. Such acquisitions could be structured as, among other things, purchases, leases, tolling or similar agreements or joint ventures.

➢	Expanding our asset base through strategic construction and development projects with third parties and Denbury. We intend to expand our asset base through strategic and accretive construction and developments projects, or joint ventures, in new and existing markets.

➢	Optimizing our CO2 and other industrial gases expertise and infrastructure. We intend to optimize our CO2 and other industrial gases expertise to create growth opportunities.

➢	Leveraging our oil handling capabilities with Denbury’s tertiary recovery projects. Because we have facilities in close proximity to some properties on which Denbury is conducting tertiary recovery operations, we believe we are likely to have the opportunity to provide oil transportation, gathering, blending and marketing services to them and other producers as production from those properties increases.

➢	Attracting new refinery customers and expanding the services we provide those customers. We expect to attract new refinery customers as more sour crude is imported (or produced) and refined in the U.S., and we plan to expand the services we provide to our refinery customers by offering an array of services that is broader than those offered by the Davisons, leveraging our strong relationships with refinery owners and producers and deploying our proprietary knowledge.

➢	Increasing the utilization rates and enhancing the profitability of our existing assets. We intend to increase the utilization rates and, thereby, enhance the profitability of our existing assets. We own some pipelines and terminals that have available capacity and others that we can increase the capacity for a relatively nominal amount.

➢	Increasing stable cash flows generated through fee based services, long-term contractual arrangements and managing commodity price risks. We intend to generate more stable cash flows, when practical, by (i) emphasizing fee-based compensation under long-term contracts, and (ii) using contractual arrangements, including back-to-back contracts and derivatives. We charge fee-based arrangements for substantially all of our services. We are able to enter into longer term contracts with most of our customers in our refinery services and industrial gases divisions. Our marketing activities do not include speculative transactions. While our refinery services division has some exposure to monthly changes in the prices of caustic soda and sodium hydrosulfide, also referred to as NaHS, a natural by-product of those operations, prices for those commodities are not as volatile as prices for oil, natural gas and their derivatives.

➢	Maintaining a balanced and diversified portfolio of midstream energy and industrial gases assets, operations and customers. We intend to maintain a balanced and diversified portfolio of midstream energy and industrial gases assets, operations and customers. While we have the capability to provide an ever increasing array of integrated services to both producers and refineries, we believe our cash

Business

flows will continue to be relatively stable due to the diversity of our base of customers, the nature of our services and the geographic location of our operations.

➢	Creating strategic arrangements and sharing capital costs and risks through joint ventures and strategic alliances. We intend to continue to create strategic arrangements with customers and other industry participants and to share capital costs and risks through the formation and operation of joint ventures and strategic alliances.

➢	Maintaining, on average, a conservative capital structure that will allow us to execute our growth strategy while, over the longer term, enhancing our credit ratings. We intend to maintain, on average, a conservative capital structure that will allow us to execute our growth strategy while, over the longer term, enhancing our credit ratings.

OUR COMPETITIVE STRENGTHS

We believe we are well positioned to execute our strategies and ultimately achieve our objectives due primarily to the following competitive strengths:

➢	Relationship with Denbury. We have a strong relationship with Denbury, the indirect owner of our general partner. Denbury has indicated that it intends to use us as a vehicle to provide its midstream infrastructure needs particularly with respect to CO2 pipelines. Denbury has announced its intent, which it can change at any time, to drop down to us certain midstream assets over time, at its discretion. Denbury intends to consider offering $1.00 of “drop down” transactions to us for each $1.50 of non-Denbury-related capital we economically deploy. We believe Denbury has strong economic and strategic incentives to provide business opportunities to us in the form of acquisitions, leases, transportation agreements and other transactions. We also believe that, if we can become an instrumental component of Denbury’s future development projects, we can leverage those operations (and our relationship with Denbury) into oil transportation and storage opportunities with third parties, such as other producers and refinery operators, in the areas into which Denbury expands its operations.

➢	Experienced, Knowledgeable and Motivated Senior Management Team with Proven Track Record. Our senior management team has over 40 years of combined experience in the midstream sector. They have worked together and separately in leadership roles at a number of large, successful public companies, including other publicly-traded partnerships. Their acquisition and development, commercial, operational, technical, marketing and financial expertise and their extensive industry contacts provide a strong platform from which we can grow our asset base (through purchases and construction and development projects) and improve our operating efficiencies. To help ensure that our senior management team is incentivized to execute our growth strategy in a manner that is accretive on a “distribution per unit” basis, our general partner has undertaken to negotiate definitive agreements relating to an incentive compensation arrangement to provide the members of our senior management team with the opportunity to earn up to a 20% interest in our general partner if certain performance criteria are met. Those performance criteria primarily relate to the dollar amount of acquisitions we consummate (including development projects, but excluding acquisitions from Denbury and its affiliates), provided such expenditures earn (using a look-back provision) a certain minimum, un-levered return on investment.

➢	Unique Platform, Limited Competition and Anticipated Growing Demand in Refinery Services Operations. We provide services to eight refining operations located predominately in Texas, Louisiana and Arkansas, which are owned and operated by companies such as ConocoPhillips and Citgo. Our refinery services primarily involve processing sour natural gas streams, which are

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separated from hydrocarbon streams, to remove the sulfur. Refineries contract with us for a number of reasons, including the following:

-	sulfur handling and removal is typically not a core business of our refinery customers, especially our proprietary processes that result in the by-product of NaHS;

-	over a long period of time, we have developed and maintained strong relationships with our refinery services customers, which are based on our reputation for high standards of performance, reliability and safety;

-	the sulfur removal process we use, the NaHS sulfur removal process, is generally more reliable and less capital and labor intensive from the conventional “Claus” process employed at most refineries;

-	we have experience in, and we possess the specialized knowledge and expertise to use, the NaHS sulfur removal process;

-	we have the scale of operations and supply and logistics capabilities to make the NaHS sulfur removal process extremely reliable as a means to remove sulfur efficiently working in concert with the refineries to insure uninterrupted refinery operations;

-	other than each individual refinery, we do not have many competitors in the sulfur removal business; and

-	we believe that the demand for sulfur removal at U.S. refineries will increase in the years ahead as the quality of the oil supply used by refineries in the U.S. continues to drop (or become more “sour”). As that occurs, we believe more refineries will seek economic and proven sulfur removal processes from reputable service providers that have the scale and logistical capabilities to efficiently perform such services. In addition, we have an increasing array of services we can offer to our refinery customers.

➢	Supply and Logistics Division Supports Full Suite of Services. In addition to its established customers, our supply and logistics division can, from time to time, attract customers to our other divisions and/or create synergies that may not be available to our competitors. Several examples include:

-	our refinery services division can effectively compete with refineries, on a stand alone basis, to remove sulfur partially due to the synergies created from our ability to economically source, transport and store large supplies of caustic soda (the main input into the NaHS sulfur removal process), as well as our ability to store, transport and market NaHS;

-	our pipeline transportation division receives throughput related to the gathering and marketing services our supply and logistics division provides to producers;

-	our supply and logistics division gives us the opportunity to bundle services in certain circumstances; for example, in the future, we hope to gather disparate qualities of oil and use our terminal and storage assets to customize blends for some of our refinery customers; and

-	our supply and logistics division gives us the opportunity to blend/store and distribute products made by our refinery customers.

➢	Diversified and Balanced Portfolio of Customers, Operations and Assets. We have a diversified and well-balanced portfolio of customers, operations and assets throughout the Gulf Coast region of the U.S. Our operations and assets include refinery-related plants, transportation and gathering pipelines, oil and refined petroleum product storage tanks and terminals, industrial gas plants, and truck terminals supporting a fleet of approximately 300 trucks and 600 trailers that transport oil, intermediate and finished refined products, caustic soda, NaHS and other goods. We service refinery

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owners; oil, natural gas and CO2 producers; industrial and commercial enterprises that use CO2 and other industrial gases; and individuals and companies that use our dry-goods trucking services. Our assets and operations are characterized by:

-	Strategic Locations. Our oil pipelines and related assets are predominately located near areas that are experiencing increasing oil production, in large part because of Denbury’s tertiary recovery operations, and in and around inland refining operations, many of which are contemplating expansion.

-	Cost-Effective Expansion and Enhancement Opportunities. We own pipelines, terminals and other assets that have available capacity or that have opportunities for expansion of capacity without incurring material expenditures. Our available capacity allows us to increase our revenues with little or no additional cost to us, and our expansion capability allows us to increase our asset base, as needed, in a cost-effective manner.

-	Cash Flow Stability. Our cash flow is relatively stable due to a number of factors, including our long-term, fee-based contracts with our refinery services and industrial gases customers, our diversified base of customers, assets and services, and our relatively low exposure to volatile fluctuations in commodity prices.

➢	Financial Flexibility. After we complete the offering contemplated by this prospectus supplement, we believe we will have the financial flexibility to pursue additional growth projects. As of September 30, 2007, we had $285 million of loans and $4.7 million in letters of credit outstanding under our $500 million credit facility, resulting in $90.4 million of remaining credit availability under our borrowing base. In addition, any new acquisitions that we complete will have the potential to increase our borrowing base, subject to specified limitations and lender consent. We will use the proceeds of this offering for general partnership purposes, including temporarily paying down the outstanding balance under our credit facility and, ultimately, indirectly funding certain acquisitions. If we use $165.9 million, or all of the net proceeds relating to this offering (including proceeds received from our general partner), to reduce indebtedness under our credit facility, we will have $256.3 million of remaining credit availability under our borrowing base. We believe this offering and our credit facility will provide us with the financial flexibility to fund our short term operations and strategic growth plan and to facilitate our longer-term expansion and acquisition strategies, which include accessing the capital markets from time to time to fund future growth.

RECENT EVENTS

Acquisition of Refinery Services Division and Other Businesses

On July 25, 2007, we acquired five energy-related businesses, including the operations that comprise our refinery services division, from several entities owned and controlled by the Davison family of Ruston, Louisiana. The other businesses we acquired from the Davisons transport, store, procure and market petroleum products and other bulk commodities and are included in our supply and logistics division. Our acquisition agreement with the Davisons provided that we would deliver to them $563 million of consideration, half in common units (13,459,209 common units at an agreed-to value of $20.8036 per unit) and half in cash. In addition, we agreed to adjust the cash portion of the consideration in connection the value of working capital, inventory and other specified adjustment matters.

Our financial statements at September 30, 2007 reflect a total acquisition price of $631 million, which includes the preliminary purchase price adjustments, our transaction costs, working capital acquired, net of cash acquired, and a valuation of the units at $24.52 per unit, which was the average closing price of our units during the five trading day period ending two days after we signed the acquisition agreement.

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The Davison family is our largest unitholder, with a 36.8% interest in us (represented by 13,459,209 of our common units) after giving effect to the issuances pursuant to this offering. It has designated two of the family members to the board of directors of our general partner, and as long as it maintains a specified minimum percentage of our common units, it will have the continuing right to designate up to two directors. The Davison family has agreed to restrictions that limit its ability to sell specified percentages of its common units through July 26, 2010. Prior to July 25, 2008, the Davison family may not sell more than 20% of its units. On that date, an additional 20% of its units will be released. An additional 20%, 30% and 10% of its issued units will be released 18, 24 and 36 months after closing, at which point the Davisons will be free to sell or otherwise dispose of all of their units.

Announced Potential Denbury Drop Down Transactions

Denbury has announced plans to negotiate several anticipated transactions with us involving the drop down of some of its CO2 pipeline assets. We currently expect those transactions to consist of property purchases combined with associated transportation or service arrangements or direct financing leases, or a combination of both. We anticipate that, during the fourth quarter of 2007, we will enter into approximately $200 to $250 million of transactions with Denbury relating to its Free State and North East Jackson Dome, or NEJD, CO2 pipelines. We also anticipate similar transactions in the range of $100 to $150 million in the second half of 2008 for other CO2 pipelines that Denbury is currently constructing. Although we currently are negotiating the Free State and NEJD transactions with Denbury, we cannot assure you that we will reach mutually satisfactory terms and consummate those transactions.

Denbury has begun negotiations with us with respect to the transactions described above because we have recently completed over $600 million in non-Denbury-related acquisitions or growth projects, which includes the Davison acquisition.

Quarterly Distribution Increase

On October 26, 2007, our board of directors declared a cash distribution of $0.27 per unit for the quarter ended September 30, 2007. The distribution was paid on November 14, 2007 to our general partner and all common unitholders of record as of the close of business on November 6, 2007. That quarterly distribution rate represents an increase of 17% relative to the distribution paid for the second quarter of 2007, an approximate 35% increase relative to the same period in 2006, and an approximate 69% increase relative to the third quarter in 2005. This is our ninth consecutive quarterly distribution increase, with the previous eight being increased by $0.01 per unit.

Increased Credit Facility to $500 Million

On November 15, 2006, we replaced our $50 million working capital credit facility with a $500 million working capital and acquisition facility. As of September 30, 2007, we had borrowed $285 million under that facility, and we had $4.7 million in letters of credit outstanding, resulting in $90.4 million of remaining credit availability under our borrowing base.

Adopted Growth-Oriented Strategy and Hired an Experienced Midstream Senior Management Team

Our board of directors has adopted a growth-oriented strategy for us, and on August 8, 2006, we hired an experienced senior management team; Grant E. Sims, former CEO of Leviathan Gas Pipeline Partners, L.P., was appointed as the new Chief Executive Officer and a member of the board of directors and Joseph A. Blount, Jr., former President and Chief Operating Officer of Unocal Midstream & Trade, was appointed as President and Chief Operating Officer. Our senior management

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team is responsible for designing and implementing a growth-oriented strategy that will include acquisitions from third parties (such as the recent acquisition from the Davisons), development projects and, ultimately, acquisitions from (or leases or financing arrangements with) subsidiaries of Denbury.

To help ensure that our senior management team is incentivized to execute our growth strategy in a manner that is accretive on a “distribution per unit” basis, the team and our general partner have undertaken to negotiate definitive agreements relating to an incentive compensation arrangement to provide the members of our senior management team with the opportunity to earn up to a 20% interest in our general partner if certain performance criteria are met. Those performance criteria primarily relate to the dollar amount of expenditures for acquisitions we consummate (including development projects, but excluding acquisitions from Denbury and its affiliates) provided such expenditures earn (using a look-back provision) a specified minimum, un-levered return on investment.

Acquired Terminal and Dock Facilities

Effective July 1, 2007, we paid $8.1 million for BP Pipelines (North America) Inc.’s Port Hudson oil truck terminal, marine terminal and marine dock on the Mississippi River, which includes 215,000 barrels of tankage, a pipeline and other related assets in East Baton Rouge Parish, Louisiana. The acquisition was funded with borrowings under our credit facility.

Florida Oil Pipeline System Expansion

We committed to construct an extension of our existing Florida oil pipeline system that would extend to producers operating in southern Alabama. That new lateral will consist of approximately 33 miles of 8” pipeline originating in the Little Cedar Creek Field in Conecuh County, Alabama to a connection to our Florida Pipeline System in Escambia County, Alabama. That project also will include gathering connections to approximately 30 wells and oil storage capacity of 20,000 barrels in the field. We expect to place those facilities in service in the second half of 2008.

Unitholder Meeting

We have called a special meeting of our unitholders to be held on December 18, 2007, for unitholders of record as of November 2, 2007, to vote on (1) a proposal to amend certain provisions of our partnership agreement to allow any affiliated persons or group who hold more than 20% of our outstanding voting units to vote on all matters on which holders of our voting units have the right to vote, other than matters relating to the succession, election, removal, withdrawal, replacement or substitution of our general partner, and to clarify and expand the concept of “group” as defined in our partnership agreement; and (2) a proposal to approve the terms of the Genesis Energy, Inc. 2007 Long Term Incentive Plan, which provides for awards of our units and other rights to our employees and, possibly, our directors.

BUSINESS SEGMENTS

We conduct our business through four primary segments:  Pipeline Transportation, Refinery Services, Supply and Logistics and Industrial Gases. Our Supply and Logistics segment was previously known as Crude Oil Gathering and Marketing. With the Davison acquisition, we expanded our operations into petroleum products and other transportation services, and combined these operations due to their similarities and our approach to managing these operations. These segments are strategic business units that provide a variety of energy related services. For information relating to revenues from external customers, operating income and total assets of each segment, see the financial statements incorporated by reference into this prospectus.

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PIPELINE TRANSPORTATION

Oil Pipelines.  Our core pipeline transportation business is the transportation of oil for others for a fee. Our 230-mile Mississippi System provides shippers of oil in Mississippi indirect access to refineries, pipelines, storage, terminaling and other oil infrastructure located in the Midwest. Our 90-mile Texas System extends from West Columbia to Webster, Webster to Texas City and Webster to Houston. Our 100-mile Jay System originates in eastern Alabama and the panhandle of Florida and extends to a point near Mobile, Alabama. On a much smaller scale, we also transport CO2 and natural gas for a fee.

Our regulated pipelines are open-access carriers whose tariff rates are regulated by FERC or the Railroad Commission of Texas. Accordingly, we offer transportation services to any shipper of oil, if the products tendered for transportation satisfy the conditions and specifications contained in the applicable tariff. Pipeline revenues are a function of the level of throughput and the particular point where the oil was injected into the pipeline and the delivery point. We also can earn revenue from pipeline loss allowance volumes. In exchange for bearing the risk of pipeline volumetric losses, we deduct volumetric pipeline loss allowances and crude quality deductions. Such allowances and deductions are offset by measurement gains and losses. When the allowances and deductions exceed measurement losses, the net pipeline loss allowance volumes are earned and recognized as income and inventory available for sale valued at the market price for the oil. Until the volumes are sold, we account for them as inventory and value them at the lower of cost or market value. When we sell the inventory, we recognize any difference between the carrying amount and the sale price as additional pipeline revenue.

The margins from our pipeline operations are generated by the difference between the revenues from regulated published tariffs, pipeline loss allowance revenues and the fixed and variable costs of operating and maintaining our pipelines.

Mississippi System.  Our Mississippi System extends from Soso, Mississippi to Liberty, Mississippi. Our Mississippi System includes tankage at various locations with an aggregate owned storage capacity of 247,500 barrels. The system is adjacent to several oil fields operated by Denbury, which is the sole shipper (other than us) on our Mississippi System. As a result of its emphasis on the tertiary recovery of oil using CO2 flooding, Denbury has become the largest producer (based on average barrels produced per day) of oil in the State of Mississippi, and it owns more developed CO2 reserves than anyone in the Eastern Gulf Coast Region of the U.S. As Denbury continues to implement its tertiary oil recovery strategy, its anticipated increased production could create increased demand for our oil transportation services because of the close proximity of the pipelines, especially the Mississippi System, and their projects.

Some of our oil gathering, marketing and transportation arrangements with Denbury have an “incentive” tariff. Under our incentive tariff, the average rate per barrel that we charge during any month decreases as our aggregate throughput for that month increases above specified thresholds.

Texas System.  The active segments of our Texas System extend from West Columbia to Webster, Webster to Texas City and Webster to Houston. Those segments include approximately 90 miles of pipe. The Texas System receives all of its volume from connections to other pipeline carriers. We earn a tariff for our transportation services, with the tariff rate per barrel of oil varying with the distance from injection point to delivery point. We entered into a joint tariff with TEPPCO to receive oil from their system at West Columbia and a joint tariff with TEPPCO and ExxonMobil Pipeline Company to receive oil from their systems at Webster. We also continue to receive barrels from a connection with Seminole Pipeline Company at Webster. We own tankage with approximately 55,000 barrels of storage capacity associated with the Texas System. We lease an additional approximately 165,000 barrels of storage capacity for our Texas System in Webster. We have a tank rental reimbursement agreement with the primary shipper on our Texas System to reimburse us for the lease of that storage capacity at Webster.

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Jay System.  Our Jay System begins near oil fields in southeastern Alabama and the panhandle of Florida and extends to a point near Mobile, Alabama. Our Jay System includes tankage with 230,000 barrels of storage capacity, primarily at Jay Station. Recently, we have witnessed significant re-development work at some of the more mature fields attached to the Jay System. As a result of new production in the area surrounding our Jay System, volumes have stabilized on that system.

We recently committed to construct an extension of our existing Florida oil pipeline system that would extend to producers operating in southern Alabama. The new lateral will consist of approximately 33 miles of 8” pipeline originating in the Little Cedar Creek Field in Conecuh County, Alabama to a connection to our Florida Pipeline System in Escambia County, Alabama. The project will also include gathering connections to approximately 30 wells and additional oil storage capacity of 20,000 barrels in the field. The project is expected to be placed in service in the second half of 2008.

CO2 Pipeline.  During 2004, we constructed a 10-mile, 10” CO2 pipeline that is connected to Denbury’s 183-mile pipeline that transports CO2 from their Jackson Dome CO2 reservoir. Our pipeline moves the CO2 to the Brookhaven oil field used by Denbury in tertiary recovery. We entered into a contract granting Denbury the exclusive right to use that CO2 pipeline through 2012 in exchange for a monthly demand and commodity charge.

Natural Gas Pipelines.  We have several small natural gas gathering systems located in Texas, Louisiana and Oklahoma, which we acquired in January 2005 from Multifuels Energy Asset Group, L.P.

REFINERY SERVICES

We provide services for eight refining operations primarily located in Texas, Louisiana and Arkansas. In our processing, we apply proprietary technology that uses large quantities of caustic soda. In exchange for our services, we receive a by-product of our process, NaHS, which we sell to approximately 100 customers. As such, we are one of the largest marketers of NaHS in North America. Our refinery services business generates revenue by selling the NaHS, the by-product of our process.

NaHS is used in the specialty chemicals business and the pulp and paper business, in connection with mining operations and also has environmental applications. NaHS is used in various industries for applications including, but not limited to, agricultural, dyes and other chemical processing; waste treatment programs requiring stabilization and reduction of heavy and toxic metals through precipitation; and sulfidizing oxide ores (most commonly to separate copper from molybdenum). NaHS is also used in Kraft pulping process to prepare synthetic cooking liquor (white liquor); as a make-up chemical to replace lost sulfur values; as a scrubbing media for residual chlorine dioxide generated and consumed in mill bleach plants; and for removing hair from hides at the beginning of the tannery process.

Our refinery service contracts typically range from two to ten years. Because of our reputation, experience and logistical capability to transport, store and deliver both NaHS and caustic soda (the primary input used by our proprietary process), we believe such contracts will likely be renewed upon the expiration of their primary terms. We also believe that the demand for sulfur removal at U.S. refineries will increase in the years ahead as the quality of the oil supply used by refineries in the U.S. continues to drop (or become more “sour”). As that occurs, we believe more refineries will seek economic and proven sulfur removal processes from reputable service providers that have the scale and logistical capabilities to efficiently perform such services. Because of our existing scale, we believe we will be able to attract such refineries as new customers for our sulfur handling/removal services.

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SUPPLY AND LOGISTICS

Our oil gathering and marketing operations are concentrated in Texas, Louisiana, Alabama, Florida, and Mississippi. These operations, which involve purchasing, gathering and transporting by trucks and pipelines operated by us and trucks, pipelines and barges operated by others, and reselling, help to ensure (among other things) a base supply source for our oil pipeline systems. Our profit for those services is derived from the difference between the price at which we re-sell oil less the price at which we purchase that oil, minus the associated costs of aggregation and any cost of supplying credit. The most substantial component of our aggregating costs relates to operating our fleet of leased trucks. Our oil gathering and marketing activities provide us with an extensive expertise, knowledge base and skill set that facilitates our ability to capitalize on regional opportunities which arise from time to time in our market areas. Usually, this segment experiences limited commodity price risk because we generally make back-to-back purchases and sales, matching our sale and purchase volumes on a monthly basis.

With the Davison acquisition, we gained approximately 225 trucks, 525 trailers and 1.3 million barrels of existing leased and owned storage and expanded our activities to include transporting, storing and blending intermediate and finished refined petroleum products. In combination with our historical focus on oil, we believe we are well positioned to provide a full suite of logistical services to both independent and integrated refinery operators, ranging from upstream (the procurement and staging of refinery inputs) to downstream (the transportation, staging and marketing) of refined products.

Port Hudson.  Effective July 1, 2007, we acquired the Port Hudson oil truck terminal, marine terminal and marine dock of BP Pipelines (North America) Inc., or Port Hudson, for $8.1 million. The assets acquired in this transaction include docking facilities on the Mississippi River, 215,000 barrels of tankage, a pipeline and other related assets in East Baton Rouge Parish, Louisiana. In connection with such acquisition, we entered into a long-term purchase contract with several producers to ensure steady throughput on those facilities. With some of our existing activities and some identified opportunities, as well as the committed production, we see Port Hudson developing into a focus area for oil handling activities in South Louisiana.

Segment margin from our supply and logistics operations varies from period to period, depending, to a significant extent, upon changes in the supply of and demand for oil, refined products and natural gas. Generally, as we purchase products, we simultaneously establish a margin by selling products for physical delivery to third-party users. Through these transactions, we seek to maintain a position that is substantially balanced between purchases, on the one hand, and sales or future delivery obligations, on the other hand. We do not acquire and hold oil or refined products, futures contracts or other derivative products for the purpose of speculating on price changes.

INDUSTRIAL GASES

Our industrial gases segment is a natural outgrowth from our pipeline transportation business. Because of the substantial tertiary recovery operations using CO2 flooding being conducted around our Mississippi System, we became familiar with CO2-related activities and, ultimately, began our CO2 business in 2003. Our relationships with industrial customers who use CO2 have expanded, which has introduced us to potential opportunities associated with other industrial gases, such as syngas (also known as synthesis gas), which is a combination of carbon monoxide and hydrogen.

CO2.  We supply CO2 to five industrial customers under seven long-term CO2 sales contracts. We acquired those contracts, as well as the CO2 necessary to satisfy substantially all of our expected obligations under those contracts, in three separate transactions with Denbury. Since 2003, we have purchased those contracts, along with three volumetric production payments, or VPPs, representing 280.0 Bcf of CO2 (in the aggregate), from Denbury for a total of $43.1 million in cash. We sell our

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CO2 to customers who treat the CO2 and sell it to end users for use for beverage carbonation and food chilling and freezing. Our compensation for supplying CO2 to our industrial customers is the effective difference between the price at which we sell our CO2 under each contract and the price at which we acquired our CO2 pursuant to our VPPs, less transportation costs. We expect our CO2 contracts to provide stable cash flows until they expire, at which time we will attempt to extend or replace those contracts.

Sandhill Group, LLC.  On April 1, 2006, we acquired a 50% interest in Sandhill Group, LLC, or Sandhill. At September 30, 2007, Reliant Holdings, Ltd. held the other 50% interest in Sandhill. Sandhill is a limited liability company that owns a CO2 processing facility located in Brandon, Mississippi and is engaged in the production and distribution of liquid CO2 for use in the food, chemical and oil industries. The facility acquires CO2 from us under a long-term supply contract that we acquired in 2005 from Denbury.

Syngas.  On April 1, 2005, we acquired from TCHI Inc., a wholly owned subsidiary of ChevronTexaco Global Energy Inc., a 50% partnership interest in T&P Syngas for $13.4 million in cash, which we funded with proceeds from our credit facility. T&P Syngas is a partnership which owns a facility located in Texas City, Texas that manufactures syngas and high-pressure steam. We receive a proportionate share of fees under a long-term processing agreement between the joint venture and its sole customer, Praxair Hydrogen Supply, Inc. Under that processing agreement, the joint venture receives a fixed fee in exchange for Praxair receiving the exclusive right to use the facility through at least 2016 (term extendable at Praxair’s option for two additional five year terms). Praxair also is our partner in the joint venture and owns the remaining 50% interest.

The results of operations relating to our syngas investment are reflected in our Industrial Gases Segment margin because we use the equity method to account for that investment.

CUSTOMERS AND COMPETITION

Our customers are diverse and numerous. Our pipeline transportation customers consist of Denbury and other large energy companies. In our refinery services business, we service eight refinery operations located primarily in Texas, Louisiana and Arkansas, and sell NaHS to over 100 customers. We do however rely on a few refineries for much of the NaHS supply, with ConocoPhillips representing approximately 65% of our refinery services business. In our supply and logistics segment, we sell crude oil and petroleum products and provide transportation services to hundreds of customers. We do not believe that the loss of any one customer for crude oil or petroleum products would have a material adverse effect on us as these products are readily marketable commodities. Our industrial gases customers consist primarily of several large international customers and the approximately 25 customers of our joint ventures.

ENVIRONMENTAL MATTERS

Information regarding environmental-related regulations and occurrences that may impact our business can be found in our reports filed with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into this prospectus supplement and the accompanying base prospectus. See “Where you can find more information.” In addition to the matters discussed there, voluntary remediation of subsurface hydrocarbon contamination is in process at the former Jay Trucking Facility. The estimated remediation and related costs are $1.3 million, which we are sharing with other responsible parties. We currently have no reason to believe that this remediation will have a material adverse effect on our financial position, results of operation or cash flow.

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CREDIT FACILITY

We have a credit facility, with a maximum facility amount of $500 million, with a group of banks led by Fortis Capital Corp. and Deutsche Bank Securities Inc. The committed amount under our credit facility is $500 million and the maximum for letters of credit is $100 million. Our borrowing base as of September 30, 2007 was $380 million. The committed amount represents the amount the banks have committed to fund pursuant to the terms of the credit agreement. The borrowing base is recalculated quarterly and may be increased to the extent of pro forma additional EBITDA (earnings before interest, taxes, depreciation and amortization), attributable to acquisitions with approval of the lenders. The borrowing base represents the amount that can be borrowed or utilized for letters of credit from a credit standpoint based on our EBITDA computed in accordance with the provisions of our credit facility.

At September 30, 2007, we had $285 million borrowed under our credit facility and we had $4.7 million in letters of credit outstanding. Due to the revolving nature of loans under our credit facility, additional borrowings and periodic repayments and re-borrowings may be made until the maturity date of November 15, 2011. Under our credit facility’s borrowing base, the total amount available for borrowings at September 30, 2007 was $90.4 million under our credit facility.

The key terms for rates under our credit facility are as follows:

➢	The interest rate on borrowings may be based on the prime rate or the LIBOR rate, at our option. The interest rate on prime rate loans can range from the prime rate plus 0.50% to the prime rate plus 1.875%. The interest rate for LIBOR-based loans can range from the LIBOR rate plus 1.50% to the LIBOR rate plus 2.875%. The rate is based on our leverage ratio as computed under the credit facility. Our leverage ratio is recalculated quarterly and in connection with each material acquisition. At September 30, 2007, our borrowing rates were the prime rate plus 1.25% or the LIBOR rate plus 2.25%.

➢	Letter of credit fees will range from 1.50% to 2.875% based on our leverage ratio as computed under the credit facility. The rate can fluctuate quarterly. At September 30, 2007, our letter of credit rate was 2.25%.

➢	We pay a commitment fee on the unused portion of the $500 million commitment. The commitment fee will range from 0.30% to 0.50% based on our leverage ratio as computed under the credit facility. The rate can fluctuate quarterly. At September 30, 2007, the commitment fee rate was 0.50%.

Collateral under the credit facility consists of substantially all our assets. While in general, our general partner is jointly and severally liable for all of our obligations unless and except to the extent those obligations provide that they are non-recourse to our general partner, our credit facility expressly provides that it is non-recourse to our general partner (except to the extent of its pledge of its general partner interest in certain of our subsidiaries) and Denbury and its other subsidiaries.

Our credit facility contains customary covenants (affirmative, negative and financial) that limit the manner in which we may conduct our business. Our credit facility contains three primary financial covenants—a debt service coverage ratio, leverage ratio and funded indebtedness to capitalization ratio—that require us to achieve specific minimum financial metrics. In general, the debt service coverage ratio calculation compares EBITDA (as adjusted in accordance with the credit facility) to interest expense. The leverage ratio calculation compares our consolidated funded debt (as calculated in accordance with the credit facility) to EBITDA (as adjusted). The funded indebtedness ratio compares outstanding debt to the sum of our consolidated total funded debt plus our consolidated net worth.

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Our credit facility includes provisions for the temporary adjustment of the required ratios following material acquisitions and with lender approval. If we meet these financial metrics and are not otherwise in default under our credit facility, we may make quarterly distributions; however the amount of such distributions may not exceed the sum of the distributable cash generated by us for the eight most recent quarters, less the sum of the distributions made with respect to those quarters. At September 30, 2007, the excess of distributable cash over distributions under this provision of the credit facility was $19.7 million. For a summary of our non-financial covenants, please refer to our Annual Report on Form 10-K for the year ended December 31, 2006 which is incorporated by reference into this prospectus.

The carrying value of our debt under our credit facility approximates fair value primarily because interest rates fluctuate with prevailing market rates, and the applicable margin on outstanding borrowings reflect what we believe is market.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Historically, we have entered into transactions with Denbury and its subsidiaries to acquire assets. We have instituted specific procedures for evaluating and valuing our material transactions with Denbury and its subsidiaries. However, the partnership agreement does not require that we use these procedures and we may change them at any time. Before we consider entering into a transaction with Denbury or any of its subsidiaries, we determine whether the proposed transaction (1) would comply with the requirements under our credit facility, (2) would comply with substantive law and (3) would be fair, or deemed to be fair under the terms of the partnership agreement, to us and our limited partners. In addition, our general partner’s board of directors is authorized to utilize its Audit Committee comprised solely of independent directors. That committee may:

➢	evaluate and, where appropriate, negotiate the proposed transaction;

➢	engage an independent financial advisor and independent legal counsel to assist with its evaluation of the proposed transaction; and

➢	determine whether to reject or approve and recommend the proposed transaction.

Under the partnership agreement, the general partner may resolve a conflict without input from the Audit Committee.

Information concerning specific transactions with Denbury can be found in reports filed with the SEC that are incorporated into this prospectus supplement and the accompanying base prospectus by reference. See “Where you can find more information.”

SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

General.  Our general partner has a duty to manage us in a manner that is reasonably believed by the general partner to be in, or not inconsistent with, our best interests, and in a manner that is beneficial to holders of our common units. These duties originate under our partnership agreement and in statutes and judicial decisions and are commonly referred to as a fiduciary duty. However, because our general partner is owned by Denbury Gathering and Marketing, Inc., the officers and directors of our general partner will also have fiduciary duties to manage our general partner in a manner beneficial to Denbury Gathering and, ultimately, Denbury which indirectly owns and controls our general partner. As a result of those relationships, conflicts of interest may arise in the future between us and holders of our common units, on the one hand, and our general partner and its owners on the other hand. For example, our general partner will be entitled to make determinations that affect our ability to make cash distributions, including, but not limited to, determinations related to the operation of our business, such as those related to capital expenditures, asset purchases and sales and other acquisitions and

Business

dispositions, borrowings and the amount of cash reserves necessary or appropriate to satisfy general administrative and other expenses and debt service requirements, and otherwise provide for the proper conduct of our business. Those determinations will have an effect on the value of the common units, the amount of cash distributions we make to the holders of our common units, and that in turn has an effect on whether our general partner receives incentive cash distributions as discussed below.

Partnership Agreement Modifications of Fiduciary Duties.  Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to us and our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s fiduciary duties owed to our unitholders. Our partnership agreement also provides that Denbury and its affiliates, other than our general partner (in certain circumstances), may own assets or engage in businesses that compete with us. For example, Denbury may acquire, invest in or dispose of midstream or other assets in the future without any obligation to offer us the opportunity to purchase or own interests in those assets, and Denbury may, at any time, alter its strategy, including determining that it no longer desires to use us as a vehicle to provide any of its midstream infrastructure needs. Denbury and its affiliates are also not under any obligation to make any acquisitions on our behalf. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, under the terms of our partnership agreement, each holder of common units consents to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of a general partner’s fiduciary or other duties under applicable state law.

For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Transactions.” For more detail on our relationship with our general partner and Denbury, please read “Risk Factors—Risks related to our partnership structure—Denbury Resources and its affiliates have conflicts of interest with us and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment,” et seq., which can be found beginning on page 8 of the base prospectus attached to this prospectus supplement.

Tax considerations

The tax consequences to you of an investment in common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, please read “Material Tax Consequences” beginning on page 25 of the accompanying base prospectus. You are urged to consult your own tax advisor about the federal, state and local tax consequences peculiar to your circumstances.

The anticipated after-tax economic benefit of an investment in us depends largely on our being treated as a partnership for federal income tax purposes. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) and the IRS has made no determination as to our status as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. We estimate that less than 8% of our current income is not qualifying income; however, this estimate could change from time to time.

We will rely on the opinion of Akin Gump Strauss Hauer & Feld LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Akin Gump Strauss Hauer & Feld LLP has relied on factual representations made by us and our general partner, including the following:

➢	Neither we nor the operating company has elected or will elect to be treated as a corporation; and

➢	For each taxable year, more than 90% of our gross income has been and will be income from sources that Akin Gump Strauss Hauer & Feld LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again to unitholders as corporate distributions and no income, gains, losses, or deductions would flow through to unitholders. Because a tax would be imposed upon us as an entity, cash available for distribution to unitholders would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to unitholders and thus would likely result in a substantial reduction in the value of the common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes that is not taxable as a corporation, referred to as the “Qualifying Income Exception,” affect or cause us to change our business activities, affect the tax considerations of an investment in us, change the character or treatment of portions of our income and adversely affect an investment in our common units. For example, in response to certain developments, members of Congress are considering substantive changes to the definition of “qualifying income.” It is possible that these legislative efforts could result in changes to the existing federal income tax laws that affect publicly traded partnerships including us. We are unable to predict whether any of these changes, or other proposals will ultimately be enacted. Any such changes could negatively impact an investment in our common units. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, beginning in 2008, we will be required to pay Texas franchise tax at a maximum rate of 0.5% of our gross income apportioned to Texas in the prior year.

Tax considerations

We estimate that if you purchase a common unit in this offering and hold the unit through the record date for the distribution with respect to the final calendar quarter of 2009 (assuming quarterly distributions on the common units with respect to that period are equal to the current announced quarterly distribution rate of $0.27 per common unit), you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the amount of cash distributed to you with respect to that period. This estimate is based upon many assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, cash flows and anticipated cash distributions. This estimate and the underlying assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control and to tax reporting positions that we have adopted. The IRS could disagree with our tax reporting positions, including estimates of the relative fair market values of our assets and the validity of certain allocations. Accordingly, we cannot assure you that the estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than our estimate, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions could be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

➢	gross income from operations exceeds the amount required to make the minimum quarterly distribution on all units, yet we only distribute the minimum quarterly distribution on all units; or

➢	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not depreciable or amortizable for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Ownership of common units by tax-exempt entities and foreign investors raises issues unique to such persons. Please read “Material Tax Consequences—Tax-Exempt Organizations and Other Investors” beginning on page 35 of the accompanying base prospectus.

Management

As is common with MLPs, we do not directly employ any persons responsible for managing or operating our activities or for providing services relating to day-to-day business affairs. Our general partner provides such services and is reimbursed for its direct and indirect costs and expenses, including all compensation and benefit costs.

The board of directors of our general partner is composed of ten members. Four of the directors, including the Chairman of the Board, are executives of Denbury. In addition, our Chief Executive Officer serves on the board. The three remaining directors are “independent directors” as contemplated by the rules of the American Stock Exchange.

DIRECTORS AND EXECUTIVE OFFICERS OF OUR GENERAL PARTNER

The following table sets forth certain information concerning the directors and executive officers of our general partner. All executive officers serve at the discretion of our general partner.

Name	Age	Position(s)

Gareth Roberts	55	Director and Chairman of the Board
Grant E. Sims	52	Director and Chief Executive Officer
Mark C. Allen	39	Director
Ronald T. Evans	45	Director
Herbert I. Goodman	84	Director
Susan O. Rheney	48	Director
Phil Rykhoek	51	Director
J. Conley Stone	76	Director
James E. Davison	70	Director
James E. Davison, Jr.	41	Director
Joseph A. Blount, Jr.	47	President and Chief Operating Officer
Ross A. Benavides	54	Chief Financial Officer, General Counsel and Secretary
Karen N. Pape	49	Senior Vice President and Controller

Gareth Roberts has served as a Director and Chairman of the Board of our general partner since May 2002. Mr. Roberts is President, Chief Executive Officer and a director of Denbury Resources Inc. and has been employed by Denbury since 1992.

Grant E. Sims has served as Director and Chief Executive Officer of our general partner since August 2006. Mr. Sims had been a private investor since 1999. He was affiliated with Leviathan Gas Pipeline Partners, L.P. from 1992 to 1999, serving as the Chief Executive Officer and a director beginning in 1993 until he left to pursue personal interests, including investments. Leviathan (subsequently known as El Paso Energy Partners, L.P. and then GulfTerra Energy Partners, L.P.) was a NYSE listed master limited partnership.

Mark C. Allen has served as a director of our general partner since June 2006. Mr. Allen is Vice President and Chief Accounting Officer of Denbury, and has been employed by Denbury since April 1999.

Ronald T. Evans has served as a director of our general partner since May 2002. Mr. Evans is Senior Vice President of Reservoir Engineering of Denbury and has been employed by Denbury since September 1999.

Herbert I. Goodman has served as a director of our general partner since January 1997. During 2001, he served as the Chief Executive Officer of PEPEX.NET, LLC, which provides electronic trading solutions to the international oil industry. From 2002 to 2005, he served as Chairman of PEPEX.NET,

Management

LLC. He was Chairman of IQ Holdings, Inc., a manufacturer and marketer of petrochemical-based consumer products until 2004. From 1988 until 1996 he was Chairman and Chief Executive Officer of Applied Trading Systems, Inc., a trading and consulting business.

Susan O. Rheney has served as a director of our general partner since March 2002. Ms. Rheney is a private investor and formerly was a principal of The Sterling Group, L.P., a private financial and investment organization, from 1992 to 2000.

Phil Rykhoek has served as a director of our general partner since May 2002. Mr. Rykhoek is Chief Financial Officer, Senior Vice President, Secretary and Treasurer of Denbury, and has been employed by Denbury since 1995.

J. Conley Stone has served as a director of our general partner since January 1997. From 1987 to his retirement in 1995, he served as President, Chief Executive Officer, Chief Operating Officer and Director of Plantation Pipe Line Company, a common carrier liquid petroleum products pipeline transporter.

James E. Davison has served as a director of our general partner since July 2007. Mr. Davison has served as chairman of the board of Davison Transport, Inc. for over 30 years. He also serves as President of Sunshine Oil and Storage, Inc. Mr. Davison has over forty years experience in the energy-related transportation and refinery services businesses.

James E. Davison, Jr. has served as a director of our general partner since July 2007. Mr. Davison is also a director of Community Trust Bank and serves on its executive committee.

Joseph A. Blount, Jr. has served as President and Chief Operating Officer of our general partner since August 2006. Mr. Blount served as President and Chief Operating Officer of Unocal Midstream & Trade from March of 2000 to September of 2005. In such capacity, Mr. Blount oversaw the worldwide marketing of Unocal’s natural gas, crude oil and condensate resources, the development and management of its pipeline, terminal and storage assets, and its commodity risk management activities. Upon the acquisition of Unocal by Chevron in September of 2005, Mr. Blount left to pursue personal interests, including investments.

Ross A. Benavides has served as Chief Financial Officer of our general partner since October 1998. He has served as General Counsel and Secretary since December 1999.

Karen N. Pape has served as Senior Vice President since July 2007 and as Controller of our general partner since March 2002. Ms. Pape served as Director of Finance and Administration of our general partner since December 1996.

Underwriting

We are offering our common units described in this prospectus through the underwriters named below. UBS Securities LLC and Wachovia Capital Markets, LLC are the representatives of the underwriters. Subject to the terms and conditions of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters has severally agreed to purchase the number of common units listed next to its name in the following table:

Number of common units

UBS Securities LLC
Wachovia Capital Markets, LLC
Goldman, Sachs & Co.
RBC Capital Markets Corporation
Banc of America Securities LLC
Deutsche Bank Securities Inc.
SMH Capital Inc.

Total	7,000,000

The underwriting agreement provides that the underwriters must buy all of the common units if they buy any of them. However, the underwriters are not required to take or pay for the common units covered by the underwriters’ option to purchase additional common units described below.

Our common units and the common units to be sold upon the exercise of the underwriters’ option to purchase additional common units, if any, are offered subject to a number of conditions, including:

➢	receipt and acceptance of our common units by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common units, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Our general partner will purchase an aggregate of 559,035 common units, or 642,891 common units if the underwriters exercise their over-allotment option in full, concurrently with this offering directly from us at a price equal to the public offering price, less an amount equal to any underwriting discounts and fees that would apply if those units had been offered to the public. The underwriters will not receive any discount or commission on the sale of those common units.

OPTION TO PURCHASE ADDITIONAL COMMON UNITS

We have granted the underwriters an option to buy up to an aggregate 1,050,000 additional common units. This option may be exercised if the underwriters sell more than 7,000,000 common units in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional common units approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Common units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $      per common unit from the offering price. Any of these

Underwriting

securities dealers may resell any common units purchased from the underwriters to other brokers or dealers at a discount of up to $      per common unit from the public offering price. If all the common units are not sold at the offering price, the representatives may change the offering price and the other selling terms. Sales of common units made outside of the U.S. may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the common units at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per unit and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,050,000 units.

	No exercise	Full-exercise

Per Unit	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $1.0 million.

INDEMNIFICATION

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

LOCK-UP AGREEMENTS

We, our subsidiaries, our general partner and certain of its affiliates, including the executive officers and certain directors of our general partner, will enter into lock-up agreements with the underwriters. Under these agreements, subject to specified exceptions, we and each of the these persons may not, without the prior written approval of UBS Securities LLC and Wachovia Capital Markets, LLC, offer, sell, contract to sell or otherwise dispose of or hedge our common units or securities convertible into or exchangeable for our common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any common units or any of our other securities or publicly disclose the intention to do any of the foregoing. These restrictions will be in effect for a period of 90 days after the date of this prospectus. The lock-up period will be extended under certain circumstances where we release, or pre-announce a release of our earnings or announce material news or a material event during the 17 days before or 16 days after the termination of the 90-day period in which case the restrictions described will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the materials news or material event.

The restrictions described in this paragraph do not apply to:

➢	the issuance and sale of common units by us to the underwriters pursuant to the underwriting agreement;

➢	certain bona fide gifts; and

➢	certain other exceptions.

At any time and without public notice, UBS Securities LLC and Wachovia Capital Markets, LLC may in their discretion, release all or some of the securities from these lock-up agreements.

Underwriting

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common units including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common units while this offering is in progress. These transactions may also include making short sales of our common units, which involves the sale by the underwriters of a greater number of common units than they are required to purchase in this offering, and purchasing common units on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional common units referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option to purchase additional common units, in whole or in part, or by purchasing common units in the open market. In making this determination, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units.

Naked short sales are in excess of the underwriters’ option to purchase additional common units. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market that could adversely affect investors who purchased in this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased units sold by or for the account of such underwriter in stabilizing or short transactions.

LISTING

Our common units are traded on the American Stock Exchange under the symbol “GEL.”

AFFILIATIONS

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of business. In addition, some of the underwriters have engaged in, and may in the future engage in, transactions with us and our predecessor and perform services for us in the ordinary course of their business. In particular, Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., is a lender under our credit facility and Deutsche Bank Securities Inc. is the joint lead arranger and syndication agent in our credit facility. Additionally, each of Bank of America, N.A., Royal Bank of Canada and Wachovia Bank, National Association, affiliates of Bank of America Securities LLC, RBC Capital Markets Corporation and Wachovia Capital Markets, LLC, respectively, are co-documentation agents under our credit facility.

Underwriting

NASD AND FINRA CONDUCT RULES

Because the Financial Industry Regulatory Authority Inc., or FINRA, views the common units offered by this prospectus supplement as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules (which are part of the FINRA Rules).

Pursuant to a requirement by FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933.

As described under “Use of Proceeds,” we intend to use the proceeds of this offering to, among other things, temporarily repay a portion of the indebtedness under our credit facility. The underwriters or their affiliates may receive proceeds from this offering if they hold such debt on or after the closing of this offering. Because it is possible that the underwriters or their affiliates could receive more than 10% of the proceeds of the offering as repayment for such debt, the offering is made pursuant to the provisions of Section 2710(h) of the NASD Conduct Rules. Pursuant to that section, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the common units.

ELECTRONIC DISTRIBUTION

A prospectus supplement in electronic format may be made available by one or more of the underwriters or their affiliates. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the prospectus supplement in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

DISCRETIONARY SALES

The underwriters have informed us they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of units offered by them.

Legal matters

The validity of the common units being offered and certain tax matters relating to those units will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Houston, Texas. Certain legal matters with respect to the legality of the common units being offered will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

Experts

The consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph referring to the changes in methods of accounting for equity-based payments and asset retirement obligations based on the adoption of new accounting standards, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Genesis Energy, Inc., incorporated in this prospectus by reference from Genesis Energy, L.P.’s Current Report on Form 8-K as of December 31, 2006 filed on June 11, 2007, has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of the Davison Combined Entities as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Genesis Energy, L.P. filed on October 10, 2007 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Fuel Masters, LLC as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Genesis Energy, L.P. filed on October 10, 2007 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheets of the TDC, L.L.C. (formerly known as Tessenderlo Davison Companies LLC) as of December 31, 2006 and 2005 and the related statements of income, members’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, which report and related financial statements of TDC, L.L.C. appear in the Current Report on Form 8-K/A of Genesis Energy, L.P. filed on October 10, 2007 and upon the authority of said firm as experts in accounting and auditing.

Forward-looking statements

This prospectus supplement and the accompanying base prospectus contain or incorporate by reference forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Where any forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, we or our management express an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or expressions may identify forward-looking statements. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions. These statements are contained in the sections entitled “Genesis Energy, L.P.” and “Risk Factors” and other sections of this prospectus supplement, the accompanying base prospectus and in the documents we have incorporated by reference. These forward-looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this prospectus supplement, the accompanying base prospectus or the documents we have incorporated by reference. These risks include the risks that are identified in this prospectus supplement in the “Risk Factors” section, as well as the section entitled “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2006, and the other documents incorporated by reference. These risks may also be specifically described in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and 8-K/A and other documents we have filed with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future or otherwise. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

Where you can find more information

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. You can also obtain information about us at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

The SEC allows us to incorporate by reference information we file with it. This procedure means that we can disclose important information to you by referring you to documents filed with the SEC. The information we incorporate by reference is part of this prospectus supplement and the accompanying base prospectus, and later information that we file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, and which is deemed to be “filed,” with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

➢	Annual Report on Form 10-K for the year ended December 31, 2006;

➢	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007; and

➢	Current Reports on Form 8-K filed April 26, 2007, June 11, 2007, July 31, 2007, October 10, 2007, October 19, 2007, November 16, 2007 and November 27, 2007.

You may request a copy of these filings at no cost by making written or telephone requests for copies to:

Investor Relations
Genesis Energy, L.P.
500 Dallas, Suite 2500
Houston, Texas 77002
(713) 860-2500 or
(800) 284-3365

We also make available free of charge on our internet website at http://www.genesiscrudeoil.com our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying base prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement and the accompanying base prospectus is accurate as of any date other than the date on the front of each document.

PROSPECTUS

GENESIS ENERGY, L.P.

$250,000,000 OF EQUITY SECURITIES

We may offer one or more classes or series of equity securities, as described in this prospectus, in one or more separate offerings under this prospectus. This prospectus describes the general terms of these equity securities and the general manner in which we will offer the equity securities.

We may offer and sell equity securities using this prospectus only if it is accompanied by a prospectus supplement. We will include the specific terms of any equity securities we offer in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the equity securities. You should read this prospectus and the prospectus supplement carefully.

We may sell these equity securities to underwriters or dealers, or we may sell them directly to other purchasers. See “Plan of Distribution.” The prospectus supplement will list any underwriters and the compensation they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling these equity securities, after we pay certain expenses of the offering.

Our common units are listed on the American Stock Exchange under the symbol “GEL.”

Investing in our equity securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the Risk Factors beginning on page 2 of this Prospectus Before you make an investment in our equity securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these equity securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 30, 2005.

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to provide you different information. We are not making an offer of these equity securities in any state where the offer is not permitted. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus and any prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission or the “Commission,” using a “shelf ” registration process. Under this shelf registration process, we may sell one or more series or classes of equity securities, more particularly described in this prospectus, in one or more offerings up to an aggregate offering price of $250,000,000. This prospectus generally describes Genesis Energy, L.P. and Genesis Crude Oil, L.P. and our equity securities, including our common units. Each time we sell equity securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of the date on the cover page. You should carefully read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information” before you invest in our equity securities.

ABOUT GENESIS ENERGY, L.P. AND GENESIS CRUDE OIL, L.P.

Genesis Energy, L.P., a Delaware limited partnership, was formed in December 1996. We conduct our operations through our operating subsidiary, Genesis Crude Oil, L.P. and its subsidiaries, Genesis Pipeline Texas, L.P., Genesis Pipeline USA, L.P., Genesis Natural Gas Pipeline, L.P., Genesis CO2 Pipeline, L.P. and Genesis Syngas Investments, L.P. We are engaged in three operations — crude oil gathering and marketing; crude oil, natural gas and carbon dioxide (CO2) pipeline transportation; and CO2 operations.

We are an independent gatherer and marketer of crude oil. Our gathering and marketing operations are concentrated in Texas, Louisiana, Alabama, Florida, and Mississippi. Our gathering and marketing margins are generated by buying crude oil at competitive prices, efficiently transporting or exchanging the crude oil and marketing the crude oil to customers. We utilize our trucking fleet of 54 leased tractor-trailers and our gathering lines to transport crude oil. We also transport purchased crude oil on trucks, barges and pipelines owned and operated by third parties.

Our pipeline transportation operations primarily relate to the transportation of crude oil at regulated published tariffs on our three common carrier pipeline systems. Those systems are the Texas System, the Jay System extending between Florida and Alabama, and the Mississippi System. The Jay and Mississippi pipeline systems have numerous points where the crude oil owned by the shipper can be injected into the pipeline for delivery to or transfer to connecting pipelines. The Texas pipeline system receives all of its volume from connections to other carriers. We earn a tariff for the transportation services, with the tariff rate per barrel of crude oil varying with the distance from injection point to delivery point. We also transport natural gas and carbon dioxide on various small gathering and pipeline systems located in Texas, Louisiana and Mississippi.

In November 2003, we entered the CO2 business. During 2003 and 2004, we acquired volumetric production payments from Denbury Resources Inc. or Denbury Resources, to provide us with 200.5 billion cubic feet (Bcf) of CO2. We also acquired from Denbury Resources five of its long-term industrial supply contracts for CO2. We ship the CO2 from its source to customers on a pipeline owned by Denbury Resources and sell the CO2 to the customers. These sales contracts extend through 2015.

Genesis Energy, Inc. serves as our sole general partner. Our general partner is owned by Denbury Gathering & Marketing, Inc., a subsidiary of Denbury Resources. Our general partner was acquired by Denbury Resources from Salomon Smith Barney Holdings Inc. and Salomon Brothers Holding Company Inc. in May 2002.

Our executive offices are located at 500 Dallas, Suite 2500, Houston, Texas 77002 and our telephone number is (713) 860-2500.

As used in this prospectus, “we,” “us,” “our” and “Genesis” means Genesis Energy, L.P. and, where the context requires, our operating company, Genesis Crude Oil, L.P. and its subsidiaries.

RISK FACTORS

An investment in our equity securities involves risks. You should consider carefully the following risk factors, together with all of the other information included in, or incorporated by reference into, this prospectus and any prospectus supplement in evaluating an investment in our equity securities. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. If any of these risks occur, our business, financial condition or results of operation could be adversely affected.

Risks Related to Our Business

We may not have sufficient cash from operations to pay the current level of quarterly distribution following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

The amount of cash we distribute on our units principally depends upon margins we generate from our crude oil gathering and marketing operations, margins from the pipeline transportation operations and sales of CO2, which will fluctuate from quarter to quarter based on, among other things:

☐	the prices at which we purchase and sell crude oil;

☐	the volumes of crude oil we transport;

☐	the volumes of CO2 we sell;

☐	the level of our operating costs;

☐	the level of our general and administrative costs; and

☐	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors that include:

☐	the level of capital expenditures we make, including the cost of acquisitions (if any);

☐	our debt service requirements;

☐	fluctuations in our working capital;

☐	restrictions on distributions contained in our debt instruments;

☐	our ability to borrow under our working capital facility to pay distributions; and

☐	the amount of cash reserves established by our general partner in its sole discretion in the conduct of our business.

You should also be aware that our ability to pay quarterly distributions each quarter depends primarily on our cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and we may not make distributions during periods when we record net income.

Our indebtedness could adversely restrict our ability to operate, affect our financial condition, prevent us from fulfilling our obligations under our debt instruments and making distributions.

We have outstanding indebtedness and the ability to incur more indebtedness. As of December 31, 2004, we had approximately $15.3 million outstanding of senior secured indebtedness and approximately $75.4 million outstanding of accounts payable.

We and all of our subsidiaries must comply with various affirmative and negative covenants contained in our credit facilities. Among other things, these covenants limit the ability of us and our subsidiaries to:

☐	incur additional indebtedness or liens;

☐	make payments in respect of or redeem or acquire any debt or equity issued by us;

☐	sell assets;

☐	make loans or investments;

☐	extend credit;

☐	acquire or be acquired by other companies; and

☐	amend some of our contracts.

The restrictions under our indebtedness may prevent us from engaging in certain transactions which might otherwise be considered beneficial to us and could have other important consequences to you. For example, they could:

☐	increase our vulnerability to general adverse economic and industry conditions;

☐	limit our ability to make distributions to unitholders; to fund future working capital, capital expenditures and other general partnership requirements; to engage in future acquisitions, construction or development activities; or to otherwise fully realize the value of our assets and opportunities because of the need to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness or to comply with any restrictive terms of our indebtedness;

☐	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate; and

☐	place us at a competitive disadvantage as compared to our competitors that have less debt.

We may incur additional indebtedness (public or private) in the future, either under our existing credit facilities, by issuing debt instruments, under new credit agreements, under joint venture credit agreements, under capital leases or synthetic leases, on a project finance or other basis, or a combination of any of these. If we incur additional indebtedness in the future, it likely would be under our existing credit facility or under arrangements which may have terms and conditions at least as restrictive as those contained in our existing credit facilities. Failure to comply with the terms and conditions of any existing or future indebtedness would constitute an event of default. If an event of default occurs, the lenders will have the right to accelerate the maturity of such indebtedness and foreclose upon the collateral, if any, securing that indebtedness. If an event of default occurs under our joint ventures’ credit facilities, we may be required to repay amounts previously distributed to us and our subsidiaries. In addition, if there is a change of control as described in our credit facility, that would be an event of default, unless our creditors agreed otherwise, under our credit facility. Any such event could limit our ability to fulfill our obligations under our debt instruments and to make cash distributions to unitholders which could adversely affect the market price of our securities.

Our profitability and cash flow is dependent on our ability to increase or, at a minimum, maintain our current commodity — oil, natural gas and CO2 — volumes, which often depends on actions and commitments by parties beyond our control.

Our profitability and cash flow is dependent on our ability to increase or, at a minimum, maintain our current commodity — oil, natural gas and CO2 — volumes. We access commodity volumes through two sources, producers and service providers (including gatherers, shippers, marketers and other aggregators). Depending on the needs of each customer and the market in which it operates, we can either provide a service for a fee (as in the case of our pipeline transportation operations) or we can purchase the commodity from our customer and resell it to another party (as in the case of oil marketing and CO2 operations).

Our source of volumes depends on successful exploration and development of additional oil and natural gas reserves by others and other matters beyond our control.

The oil, natural gas and other products available to us are derived from reserves produced from existing wells, which reserves naturally decline over time. In order to offset this natural decline, our energy infrastructure assets must access additional reserves. Additionally, some of the projects we have planned or recently completed are dependent on reserves that we expect to be produced from newly discovered properties that producers are currently developing.

Finding and developing new reserves is very expensive, requiring large capital expenditures by producers for exploration and development drilling, installing production facilities and constructing pipeline extensions to reach the new wells. Many economic and business factors out of our control can adversely affect the decision by any producer to explore for and develop new reserves. These factors include the prevailing market price of the commodity, the capital budgets of producers, the depletion rate of existing reservoirs, the success of new wells drilled, environmental concerns, regulatory initiatives, cost and availability of equipment, capital budget limitations or the lack of available capital, and other matters beyond our control. Additional reserves, if discovered, may not be developed in the near future or at all. We cannot assure you that production will rise to sufficient levels to allow us to maintain or increase the commodity volumes we are experiencing.

We face intense competition to obtain commodity volumes.

Our competitors — gatherers, transporters, marketers, brokers and other aggregators — include independents and major integrated energy companies, as well as their marketing affiliates, who vary widely in size, financial resources and experience. Some of these competitors have capital resources many times greater than ours and control substantially greater supplies of crude oil.

Even if reserves exist in the areas accessed by our facilities and are ultimately produced, we may not be chosen by the producers to gather, transport, store or otherwise handle any of these reserves. We compete with others for any such volumes on the basis of many factors, including:

☐	geographic proximity to the production;

☐	costs of connection;

☐	available capacity;

☐	rates; and

☐	access to markets.

Additionally, third-party shippers do not have long-term contractual commitments to ship crude oil on our pipelines. A decision by a shipper to substantially reduce or cease to ship volumes of crude oil on our pipelines could cause a significant decline in our revenues. In Mississippi, we are dependent on interconnections with other pipelines to provide shippers with a market for their crude oil, and in Texas, we are dependent on interconnections with other pipelines to provide shippers with transportation to our pipeline. Any reduction of throughput available to our shippers on these interconnecting pipelines as a result of testing, pipeline repair, reduced operating pressures or other causes could result in reduced throughput on our pipelines that would adversely affect our cash flows and results of operations.

Fluctuations in demand for crude oil, such as those caused by refinery downtime or shutdowns, can negatively affect our operating results. Reduced demand in areas we service with our pipelines can result in less demand for our transportation services. In addition, certain of our field and pipeline operating costs and expenses are fixed and do not vary with the volumes we gather and transport. These costs and expenses may not decrease ratably or at all should we experience a reduction in our volumes gathered by truck or transmitted by our pipelines. As a result, we may experience declines in our margin and profitability if our volumes decrease.

Fluctuations in commodity prices could adversely affect our business.

Oil, natural gas, other petroleum product and CO2 prices are volatile and could have an adverse effect on a portion of our profits and cash flow. Our operations are affected by price reductions. Price reductions can materially reduce the level of exploration, production and development operations, as well as pipeline and marketing volumes.

Prices for commodities can fluctuate in response to changes in supply, market uncertainty and a variety of additional factors that are beyond our control.

Our operations are dependent upon demand for crude oil by refiners in the Midwest and on the Gulf Coast.

Any decrease in this demand for crude oil by the refineries or connecting carriers to which we deliver could adversely affect our business. Those refineries’ need for crude oil also is dependent on the competition from other refineries, the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, government regulation or technological advances in fuel economy and energy generation devices, all of which could reduce demand for our services.

We are exposed to the credit risk of our customers in the ordinary course of our crude oil gathering and marketing activities.

When we market crude oil, we must determine the amount, if any, of the line of credit we will extend to any given customer. Since typical sales transactions can involve tens of thousands of barrels of crude oil, the risk of nonpayment and nonperformance by customers is an important consideration in our business. In those cases where we provide division order services for crude oil purchased at the wellhead, we may be responsible for distribution of proceeds to all parties. In other cases, we pay all of or a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. These arrangements expose us to operator credit risk. As a result, we must determine that operators have sufficient financial resources to make such payments and distributions and to indemnify and defend us in case of a protest, action or complaint. Even if our credit review and analysis mechanisms work properly, there can be no assurance that we will not experience losses in dealings with other parties.

Our operations are subject to federal and state environmental and safety regulations and laws related to environmental protection and operational safety.

Our gathering and pipeline operations are subject to the risk of incurring substantial environmental and safety related costs and liabilities. These costs and liabilities could rise under increasingly strict environmental and safety laws, including regulations and enforcement policies, or claims for damages to property or persons resulting from our operations. If we are unable to recover such resulting costs through increased rates or insurance reimbursements, our cash flows and distributions to our unitholders could be materially affected.

The transportation and storage of crude oil involves a risk that crude oil and related hydrocarbons may be suddenly or gradually released into the environment, which may result in substantial expenditures for a response action, significant government penalties, liability to government agencies for natural resources damages, liability to private parties for personal injury or property damages, and significant business interruption.

Our CO2 operations primarily relate to our volumetric production payment, which is a finite resource projected to terminate around 2015.

The cash flow from our CO2 operations primarily relates to our volumetric production payment, which is projected to terminate around 2015. Unless we are able to obtain a replacement supply of CO2 and enter into sales arrangements that generate substantially similar economics, our cash flow could decline significantly around 2015.

Our CO2 operations are exposed to risks related to Denbury Resources’ operation of their CO2 fields, equipment and pipeline.

Because Denbury Resources produces the CO2 and transports the CO2 to our customers, any major failure of its operations could have an impact on our ability to meet our obligations to our CO2 customers. We have no other supply of CO2 or method to transport it to our customers.

The CO2 supplied by Denbury Resources to us for our sale to our customers could fail to meet the quality standards in the contracts due to impurities or water vapor content. If the CO2 were below specifications, we could be contractually obligated to provide compensation to our customers for the costs incurred in raising the CO2 quality to serviceable levels required by our contracts.

Fluctuations in demand for CO2 by our industrial customers could materially impact our profitability.

Our customers are not obligated to purchase volumes in excess of specified minimum amounts in our contracts. As a result, fluctuations in our customers’ demand due to market forces or operational problems could result in a reduction in our revenues from our sales of CO2.

Our wholesale CO2 industrial operations are dependent on three customers.

If one or more of those customers experience financial difficulties such that they fail to purchase their required minimum take-or-pay volumes, our cash flows could be adversely affected. We believe these three customers are credit worthy, but we cannot assure you that an unanticipated deterioration in their ability to meet their obligations to us might not occur.

We may not be able to fully execute our growth strategy if we encounter tight capital markets or increased competition for qualified assets.

Our strategy contemplates substantial growth through the development and acquisition of a wide range of midstream and other energy infrastructure assets while maintaining a strong balance sheet. This strategy includes constructing and acquiring additional assets and businesses to enhance our ability to compete effectively, diversify our asset portfolio and, thereby, provide more stable cash flow. We regularly consider and enter into discussions regarding, and are currently contemplating, additional potential joint ventures, stand-alone projects and other transactions that we believe will present opportunities to realize synergies, expand our role in the energy infrastructure business, and increase our market position and, ultimately, increase distributions to unitholders.

We will need new capital to finance the future development and acquisition of assets and businesses. Limitations on our access to capital will impair our ability to execute this strategy. Expensive capital will limit our ability to develop or acquire accretive assets. Although we intend to continue to expand our business, this strategy may require substantial capital, and we may not be able to raise the necessary funds on satisfactory terms, if at all.

In addition, we are experiencing increased competition for the assets we purchase or contemplate purchasing. Increased competition for a limited pool of assets could result in our not being the successful bidder more often or our acquiring assets at a higher relative price than that which we have paid historically. Either occurrence would limit our ability to fully execute our growth strategy. Our ability to execute our growth strategy may impact the market price of our securities.

Our growth strategy may adversely affect our results of operations if we do not successfully integrate the businesses that we acquire or if we substantially increase our indebtedness and contingent liabilities to make acquisitions.

We may be unable to integrate successfully businesses we acquire. We may incur substantial expenses, delays or other problems in connection with our growth strategy that could negatively impact our results of operations. Moreover, acquisitions and business expansions involve numerous risks, including:

☐	difficulties in the assimilation of the operations, technologies, services and products of the acquired companies or business segments;

☐	inefficiencies and complexities that can arise because of unfamiliarity with new assets and the businesses associated with them, including unfamiliarity with their markets; and

☐	diversion of the attention of management and other personnel from day-to-day business to the development or acquisition of new businesses and other business opportunities.

If consummated, any acquisition or investment also likely would result in the incurrence of indebtedness and contingent liabilities and an increase in interest expense and depreciation, depletion and amortization expenses. A substantial increase in our indebtedness and contingent liabilities could have a material adverse effect on our business, as discussed above.

Our actual construction, development and acquisition costs could exceed our forecast, and our cash flow from construction and development projects may not be immediate.

Our forecast contemplates significant expenditures for the development, construction or other acquisition of energy infrastructure assets, including some construction and development projects with technological challenges. We may not be able to complete our projects at the costs currently estimated. If we experience material cost overruns, we will have to finance these overruns using one or more of the following methods:

☐	using cash from operations;

☐	delaying other planned projects;

☐	incurring additional indebtedness; or

☐	issuing additional debt or equity.

Any or all of these methods may not be available when needed or may adversely affect our future results of operations.

Fluctuations in interest rates could adversely affect our business.

In addition to our exposure to commodity prices, we also have exposure to movements in interest rates. The interest rates on our indebtedness outstanding on the date of this prospectus, like our credit facility, are variable. Our results of operations and our cash flow, as well as our access to future capital and our ability to fund our growth strategy, could be adversely affected by significant increases or decreases in interest rates.

Our use of derivative financial instruments could result in financial losses.

We use financial derivative instruments and other hedging mechanisms from time to time to limit a portion of the adverse effects resulting from changes in commodity prices, although there are times when we do not have any hedging mechanisms in place. To the extent we hedge our commodity price exposure, we forego the benefits we would otherwise experience if commodity prices were to increase. In addition, we could experience losses resulting from our hedging and other derivative positions. Such losses could occur under various circumstances, including if our counterparty does not perform its obligations under the hedge arrangement, our hedge is imperfect, or our hedging policies and procedures are not followed.

A natural disaster, catastrophe or other interruption event involving us could result in severe personal injury, property damage and environmental damage, which could curtail our operations and otherwise adversely affect our assets and cash flow.

Some of our operations involve higher risks of severe personal injury, property damage and environmental damage, any of which could curtail our operations and otherwise expose us to liability and adversely affect our cash flow. Virtually all of our operations are exposed to the elements, including tornadoes, storms, floods and earthquakes.

If one or more facilities that are owned by us or that connect to us is damaged or otherwise affected by severe weather or any other disaster, accident, catastrophe or event, our operations could be significantly interrupted. Similar interruptions could result from damage to production or other facilities that supply our facilities or other stoppages arising from factors beyond our control. These interruptions might involve significant damage to people, property or the environment, and repairs might take from a week or less for a minor incident to six months or more for a major interruption. Any event that interrupts the fees generated by our energy infrastructure assets, or which causes us to make significant expenditures not covered by insurance, could reduce our cash available for paying our interest obligations as well as unitholder distributions and, accordingly, adversely impact the market price of our securities. Additionally, the proceeds of any property insurance maintained by us may not be paid in a timely manner or be in an amount sufficient to meet our needs if such an event were to occur, and we may not be able to renew it or obtain other desirable insurance on commercially reasonable terms, if at all.

FERC regulation and a changing regulatory environment could affect our cash flow.

The FERC extensively regulates certain of our energy infrastructure assets. This regulation extends to such matters as:

☐	rate structures;

☐	rates of return on equity;

☐	recovery of costs;

☐	the services that our regulated assets are permitted to perform;

☐	the acquisition, construction and disposition of assets; and

☐	to an extent, the level of competition in that regulated industry.

Given the extent of this regulation, the extensive changes in FERC policy over the last several years, the evolving nature of regulation and the possibility for additional changes, the current regulatory regime may change and affect our financial position, results of operations or cash flows.

Terrorist attacks aimed at the partnership’s facilities could adversely affect the business.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scale. Since the September 11 attacks, the U.S. government has issued warnings that energy assets, specifically the nation’s pipeline infrastructure, may be the future targets of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack at our facilities, those of our customers and, in some cases, those of other pipelines, could have a material adverse effect on our business.

Risks Related to Our Partnership Structure

Denbury Resources and its affiliates have conflicts of interest with us and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment.

Denbury Resources indirectly owns and controls our general partner. Conflicts of interest may arise between Denbury Resources and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interest and the interest of its affiliates or others over the interest of our unitholders. These conflicts include, among others, the following situations:

☐	neither our partnership agreement nor any other agreement requires Denbury Resources to pursue a business strategy that favors us or utilizes our assets. Denbury Resources’ directors and officers have a fiduciary duty to make these decisions in the best interest of the stockholders of Denbury Resources;

☐	Denbury Resources may compete with us. Denbury Resources owns the largest reserves of CO2 used for tertiary oil recovery east of the Mississippi River and may manage these reserves in a manner that could adversely affect our CO2 business;

☐	our general partner is allowed to take into account the interest of parties other than us, such as Denbury Resources, in resolving conflicts of interest;

☐	our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

☐	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, including for incentive distributions, issuance of additional partnership securities, reimbursements and enforcement of obligations to the general partner and its affiliates, retention of counsel, accountants and service providers, and cash reserves, each of which can also affect the amount of cash that is distributed to our unitholders;

☐	our general partner determines which costs incurred by it and its affiliates are reimbursable by us and the reimbursement of these costs and of any services provided by our general partner could adversely affect our ability to pay cash distributions to our unitholders;

☐	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates;

☐	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

☐	in some instances, our general partner may cause us to borrow funds in order to permit the payment of distributions even if the purpose or effect of the borrowing is to make incentive distributions.

We expect to continue to enter into substantial transactions and other activities with Denbury Resources and its subsidiaries because of the businesses and areas in which we and Denbury Resources currently operate, as well as those in which we plan to operate in the future. Some more recent transactions in which we, on the one hand, and Denbury Resources and its subsidiaries, on the other hand, had a conflict of interest include:

☐	transportation services;

☐	pipeline monitoring services; and

☐	CO2 volumetric production payment.

In addition, Denbury Resources’ beneficial ownership interest in our outstanding partnership interests could have a substantial effect on the outcome of some actions requiring partner approval. Accordingly, subject to legal requirements, Denbury Resources makes the final determination regarding how any particular conflict of interest is resolved.

Even if unitholders are dissatisfied, they cannot easily remove our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business.

Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by the stockholders of our general partner. In addition, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partners. As a result of these limitations, the price at which the common units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The vote of the holders of at least a majority of all outstanding units (excluding any units held by our general partner and its affiliates) is required to remove the general partner without cause. For the definition of “cause,” please see “Description of Our Partnership Agreement” in this prospectus. If our general partner is removed without cause, (i) Denbury Resources will have the option to acquire a substantial portion of our Mississippi pipeline system at 110% of its then fair market value, and (ii) our general partner will have the option to convert its interest in us (other than its common units) into common units or to require our replacement general partner to purchase such interest for cash at its then fair market value. In addition, unitholders’ voting rights are further restricted by our partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of the general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner of direction of management.

As a result of these provisions, the price at which our common units trade may be lower because of the absence or reduction of a takeover premium.

The control of our general partner may be transferred to a third party without unitholder consent, which could effect our strategic direction and liquidity.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of the owner of our general partner from transferring its ownership interest in the general partner to a third party. The new owner of the general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and to control the decisions taken by the board of directors and officers.

In addition, unless our creditors agreed otherwise, we would be required to repay the amounts outstanding under our credit facilities upon the occurrence of any change of control described therein. We may not have sufficient funds available or be permitted by our other debt instruments to fulfill these obligations upon such occurrence. A change of control could have other consequences to us depending on the agreements and other arrangements we have in place from time to time, including employment compensation arrangements.

Our general partner and its affiliates may sell units or other limited partner interests in the trading market, which could reduce the market price of common units.

As of December 31, 2004, our general partner and its affiliates own 688,811 (approximately 7%) of our common units. In the future, they may acquire additional interest or dispose of some or all of their interest. If they dispose of a substantial portion of their interest in the trading markets, the sale could reduce the market price of common units. Our partnership agreement, and other agreements to which we are party, allow our general partner and certain of its subsidiaries to cause us to register for sale the partnership interests held by such persons, including common units. These registration rights allow our general partner and its subsidiaries to request registration of those partnership interests and to include any of those securities in a registration of other capital securities by us.

Our general partner has anti-dilution rights.

Whenever we issue equity securities to any person other than our general partner and its affiliates, our general partner and its affiliates have the right to purchase an additional amount of those equity securities on the same terms as they are issued to the other purchasers. This allows our general partner and its affiliates to maintain their percentage partnership interest in us. No other unitholder has a similar right.

Therefore, only our general partner may protect itself against dilution caused by the issuance of additional equity securities.

Due to our significant relationships with Denbury Resources, adverse developments concerning Denbury Resources could adversely affect us, even if we have not suffered any similar developments.

Through its subsidiaries, Denbury Resources owns 100 percent of our general partner and has historically, with its affiliates, employed the personnel who operate our businesses. Denbury Resources is a significant stakeholder in our limited partner interests, and as with many other energy companies, is a significant customer of ours.

We may issue additional common units without your approval, which would dilute your ownership interests.

We may issue an unlimited number of limited partners interests of any type without the approval of our unitholders.

The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

☐	our unitholders’ proportionate ownership interest in us will decrease;

☐	the amount of cash available for distribution on each unit may decrease;

☐	the relative voting strength of each previously outstanding unit may be diminished; and

☐	the market price of our common units may decline.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units.

The interruption of distributions to us from our subsidiaries and joint ventures may affect our ability to make payments on indebtedness or cash distributions to our unitholders.

We are a holding company. As such, our primary assets are the equity interests in our subsidiaries and joint ventures. Consequently, our ability to fund our commitments (including payments on our indebtedness) and to make cash distributions depends upon the earnings and cash flow of our subsidiaries and joint ventures and the distribution of that cash to us. Distributions from our joint ventures are subject to the discretion of their respective management committees. Further, each joint venture’s charter documents typically vest in its management committee sole discretion regarding distributions. Accordingly, our joint ventures may not continue to make distributions to us at current levels or at all.

We cannot cause our joint ventures to take or not to take certain actions unless some or all of the joint venture participants agree.

Due to the nature of joint ventures, each participant (including us) in our joint venture, T & P Syngas Supply Company, has made substantial investments (including contributions and other commitments) in that joint venture and, accordingly, has required that the relevant charter documents contain certain features designed to provide each participant with the opportunity to participate in the management of the joint venture and to protect its investment in that joint venture, as well as any other assets which may be substantially dependent on or otherwise affected by the activities of that joint venture. These participation and protective features include a corporate governance structure that consists of a management committee composed of four members, only two of which are appointed by us. In addition, Praxair, the other 50% owner, operates the joint venture facilities. Thus, without the concurrence of the other joint venture participant, we cannot cause our joint venture to take or not to take certain actions, even though those actions may be in the best interest of the joint venture or us. As of April 1, 2005, our aggregate investment in T & P Syngas Supply Company totaled $13.5 million.

Our syngas operations are dependent on one customer.

Our joint venture has dedicated 100% of its syngas processing capacity to one customer pursuant to a processing contract. The contract term expires in 2016, unless our customer elects to extend the contract for two additional five year terms. If our customer reduces or discontinues its business with us, or if we are not able to successfully negotiate a replacement contract with our sole customer after the expiration of such contract, or if the replacement contract is on less favorable terms, the effect on us will be adverse. In addition, if our sole customer for syngas processing were to experience financial difficulties such that it failed to provide volumes to process, our cash flow from the syngas joint venture could be adversely affected. We believe this customer is creditworthy, but we cannot assure you that unanticipated deterioration of their abilities to meet their obligations to the syngas joint venture might not occur.

We do not have the same flexibility as other types of organizations to accumulate cash and equity to protect against illiquidity in the future.

Unlike a corporation, our partnership agreement requires us to make quarterly distributions to our unitholders of all available cash reduced by any amounts reserved for commitments and contingencies, including capital and operating costs and debt service requirements. The value of our units and other limited partner interests will decrease in direct correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue more equity to recapitalize.

Tax Risks to Common Unitholders

You should read “Material Tax Consequences” for a full discussion of the expected material federal income tax consequences of owning and disposing of common units.

The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.

The after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you may be taxed again as corporate dividends, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. If we were treated as a corporation, there would be a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will be borne by our unitholders and our general partner.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner, and these costs will reduce our cash available for distribution.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

You will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even the tax liability that results from that income.

Tax gain or loss on disposition of common units could be different than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non U.S. persons raises issues unique to them. For example, a significant amount of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, may be unrelated business taxable income and will be taxable to such a unitholder. Recent legislation treats net income derived from the ownership of certain publicly traded partnerships (including us) as qualifying income to a regulated investment company. However, this legislation is only effective for taxable years beginning after October 22, 2004, the date of enactment. For taxable years beginning prior to the date of enactment, very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding tax at the highest effective tax rate applicable to individuals, and non U.S. unitholders will be required to file federal income tax returns and pay tax on their share of our taxable income.

We are registered as a tax shelter. This may increase the risk of an IRS audit of us or you.

We are registered with the IRS as a “tax shelter.” Our tax shelter registration number is 97043000153. The federal income tax laws require that some types of entities, including some partnerships, register as tax shelters in response to the perception that they claim tax benefits that may be unwarranted. As a result, we may be audited by the IRS and tax adjustments may be made. Any unitholder owning less than a 1% profit interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in your tax returns and may lead to audits of your tax returns and adjustments of items unrelated to us. You would bear the cost of any expense incurred in connection with an examination of your tax return.

We will treat each purchaser of common units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units, we adopt depreciation and amortization positions that may not conform with all aspects of applicable Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to a common unitholder. It also could affect the timing of these tax benefits or the amount of gain from a sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to the common unitholder’s tax returns.

You will likely be subject to state and local taxes in states where you do not live as a result of an investment in units.

In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We own assets and do business in Texas, Louisiana, Mississippi, Alabama, Florida, and Oklahoma. Louisiana, Mississippi, Alabama, Florida, and Oklahoma currently impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

USE OF PROCEEDS

Unless otherwise specified in an accompanying prospectus supplement, we will use the net proceeds we receive from the sale of the equity securities described in this prospectus for general partnership purposes, which may include, among other things, repayment of indebtedness, the acquisition of businesses and other capital expenditures, payment of distributions and additions to working capital. The exact amounts to be used and when the net proceeds will be applied will depend on a number of factors, including our funding requirements and the availability of alternative funding sources.

DESCRIPTION OF OUR EQUITY SECURITIES

General

As of the date of this prospectus, we have outstanding only common units. In the future we may issue additional common units and one or more series or classes of other equity securities, including, without limitation, subordinated securities, preference securities, senior securities, deferred participation securities or warrant securities, in one or more series or classes. Those equity securities may have rights to distributions and allocations junior, equal or superior to our common units. Our general partner can determine the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of any series or class and the number constituting any series or class of equity securities.

Our Common Units

Our common units represent limited partner interests in Genesis Energy, L.P. that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and our general partner in and to partnership distributions, see “Cash Distribution Policy” in this prospectus.

Our outstanding common units are listed on the American Stock Exchange under the symbol “GEL.”

The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.

Status as Limited Partner or Assignee.  Except as described under “— Limited Liability,” the common units will be fully paid, and the unitholders will not be required to make additional capital contributions to us.

Transfer of Common Units.  Each purchaser of common units offered by this prospectus must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

☐	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

☐	automatically requests admission as a substituted limited partner in our partnership;

☐	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

☐	represents that he has the capacity, power and authority to enter into the partnership agreement;

☐	grants powers of attorney to officers of the general partner and any liquidator of our partnership as specified in the partnership agreement; and

☐	makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. The general partner may withhold its consent in its sole discretion.

Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in our partnership for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

☐	the right to assign the common unit to a purchaser or transferee; and

☐	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the purchased common units.

Thus, a purchaser of common units who does not execute and deliver a transfer application:

☐	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

☐	may not receive some federal income tax information or reports furnished to record holders of common units.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Limited Liability.  Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

☐	to remove or replace the general partner;

☐	to approve some amendments to our partnership agreement; or

☐	to take other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as the general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.

Meetings; Voting.  Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Books and Reports.  Our general partner is required to keep appropriate books of our business at our principal office. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available unaudited financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

☐	a current list of the name and last known address of each partner;

☐	a copy of our tax returns;

☐	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

☐	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

☐	information regarding the status of our business and financial condition; and

☐	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Summary of Partnership Agreement.  For a summary of the important provisions of our partnership agreement, many of which apply to holders of common units, see “Description of Our Partnership Agreement” in this prospectus.

Our Equity Securities Other Than Common Units

Except as set forth below, our partnership agreement authorizes us to issue an unlimited number of additional equity securities for the consideration and with the rights, preferences and privileges established by our general partner in its sole discretion without the approval of any of our limited partners. In accordance with Delaware Law and the provisions of that partnership agreement, we may also issue additional equity securities that, in the sole discretion of our general partner, have special voting rights to which our common units are not entitled. Accordingly, in the future, we may issue one or more series or classes of equity securities other than common units, including, without limitation, subordinated securities, preference securities, senior securities, deferred participation securities or warrant securities.

Should we offer equity securities other than common units under this prospectus, a prospectus supplement relating to the particular equity securities offered will include the specific terms of those equity securities, including the following:

☐	the designation, stated value, liquidation preference and number of the equity securities offered;

☐	the initial public offering price at which those particular equity securities will be issued;

☐	the conversion or exchange provisions of those particular equity securities;

☐	any redemption or sinking fund provisions of those particular equity securities;

☐	the distribution rights of those particular equity securities, if any;

☐	a discussion of material federal income tax considerations, if any, regarding those particular equity securities; and

☐	any additional rights, preferences, privileges, limitations and restrictions of those particular equity securities.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General.  Within approximately 45 days after the end of each quarter, Genesis Energy, L.P. will distribute all available cash to unitholders of record on the applicable record date. However, there is no guarantee that we will pay a distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default then exists, under our credit facility.

Definition of Available Cash.  Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

☐	less the amount of cash reserves that the general partner determines in its reasonable discretion is necessary or appropriate to:

☐	provide for the proper conduct of our business;

☐	comply with applicable law, any of our debt instruments, or other agreements; or

☐	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

☐	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Operating Surplus and Capital Surplus

General.  All cash distributed to unitholders will be characterized either as operating surplus or capital surplus. We distribute available cash from operating surplus differently than available cash from capital surplus.

Maintenance capital expenditures are capital expenditures made to maintain, over the long term, the operating capacity of our assets as they existed at the time of the expenditure. Expansion capital expenditures are capital expenditures made to increase over the long term the operating capacity of our assets as they existed at the time of the expenditure. The general partner has the discretion to determine how to allocate a capital expenditure for the acquisition or expansion of our pipeline systems, storage facilities and related assets between maintenance capital expenditures and expansion capital expenditures, and its good faith allocation will be conclusive. Maintenance capital expenditures reduce operating surplus, from which we pay the minimum quarterly distribution, but expansion capital expenditures do not.

Definition of Operating Surplus.  For any period, operating surplus generally means:

☐	our cash balance on the closing date of our initial public offering; plus

☐	$20.0 million (as described below); plus

☐	all of our cash receipts since the closing of our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

☐	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for that quarter; less

☐	all of our operating expenses since the closing of our initial public offering, including the repayment of working capital borrowings and the payment of capital expenditures, other than:

—	repayments of indebtedness that are required in connection with the sale or other disposition of assets or that are made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity securities;

—	expansion capital expenditures;

—	transaction expenses relating to borrowings or refinancings of indebtedness (other than for working capital purposes), sales of debt or equity securities or sales or other dispositions of assets other than in the ordinary course of business; less

☐	the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.

Definition of Capital Surplus.  Capital surplus will generally be generated only by:

☐	borrowings other than working capital borrowings;

☐	sales of debt and equity securities; or

☐	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions.  We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus. As reflected above, operating surplus includes $20.0 million in addition to our cash balance on the closing date of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $20 million of cash we receive in the future from non-operating sources, such as assets sales, issuances of securities and long-term borrowings, which would otherwise be considered distributions of capital surplus. Any distributions of capital surplus would trigger certain adjustment provisions in our partnership agreement as described below. See “— Distributions From Capital Surplus” and “— Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.”

Distributions of Available Cash from Operating Surplus

We will make distributions of available cash from operating surplus in the following manner:

☐	First, 98% to all unitholders, pro rata, and 2% to the general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

☐	Thereafter, in the manner described under “— Incentive Distribution Rights” below.

  Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner holds all of the incentive distribution rights. There are no restrictions on the ability of our general partner to transfer the incentive distribution rights.

If for any quarter we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution, then we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

☐	First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.25 per unit for that quarter (the “first target distribution”);

☐	Second, 84.74% to all unitholders, pro rata, 13.26% to the holder of the incentive distribution rights and 2% to the general partner, until each unitholder receives a total of $0.28 per unit for that quarter (the “second target distribution”);

☐	Third, 74.26% to all unitholders, pro rata, 23.74% to the holder of the incentive distribution rights and 2% to the general partner, until each unitholder receives a total of $0.33 per unit for that quarter (the “third target distribution”); and

☐	Thereafter, 49.02% to all unitholders, pro rata, 48.98% to the holder of the incentive distribution rights and 2% to the general partner.

  Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage
		Interest in Distributions
				Holder of
	Total Quarterly			Incentive
	Distribution		General	Distribution
	Target Amount	Unitholders	Partner	Rights

Minimum Quarterly Distribution	up to $0.20	98%	2%	—
First Target Distribution	above $0.20 up to $0.25	98%	2%	—
Second Target Distribution	above $0.25 up to $0.28	84.74%	2%	13.26%
Third Target Distribution	above $0.28 up to $0.33	74.26%	2%	23.74%
Thereafter	above $0.33	49.02%	2%	48.98%

Distributions from Capital Surplus

We will make distributions of available cash from capital surplus, if any, in the following manner:

☐	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in the initial public offering, an amount of available cash from capital surplus equal to the initial public offering price; and

☐	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.  The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the unrecovered initial unit price. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero and we will make all future distributions from operating surplus, with 49.02% being paid to the unitholders and 50.98% to the general partner.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

☐	the minimum quarterly distribution;

☐	the target distribution levels; and

☐	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Manner of Adjustment for Gain.  The manner of the adjustment is set forth in the partnership agreement. Upon liquidation, we will allocate any gain to the partners in the following manner:

☐	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

☐	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price; plus

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

☐	Third, 98% to all unitholders, pro rata, and 2% to the general partner, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 98% to the units, pro rata, and 2% to the general partner, pro rata, for each quarter of our existence;

☐	Fourth, 84.74% to all unitholders, pro rata, 13.26% to the holder of the incentive distribution rights and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 84.74% to the unitholders, pro rata, 13.26% to the holder of the incentive distribution rights and 2% to the general partner for each quarter of our existence;

☐	Fifth, 74.26% to all unitholders, pro rata, 23.74% to the holder of the incentive distribution rights and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that was distributed 74.26% to the unitholders, pro rata, 23.74% to the holder of the incentive distribution rights and 2% to the general partner for each quarter of our existence;

☐	Thereafter, 49.02% to all unitholders, pro rata, 48.98% to the holder of the incentive distribution rights and 2% to the general partner.

Manner of Adjustment for Losses.  Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

☐	First, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner until the capital accounts of the common unitholders have been reduced to zero; and

☐	Thereafter, 100% to the general partner.

Adjustments to Capital Accounts Upon the Issuance of Additional Units.  We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or distributions of property or upon liquidation in a manner which results, to the extent possible, in the capital account balance of the general partner equaling the amount which would have been in its capital account if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement has been filed with the Securities and Exchange Commission, and is incorporated by reference in this prospectus. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

☐	allocations of taxable income and other tax matters are described under “Material Tax Consequences”; and

☐	rights of holders of common units are described under “Description of Our Common Units.”

Purpose

Our purpose under our partnership agreement is to engage directly or indirectly in any business activity that is approved by our general partner and that may be lawfully conducted by a limited partnership under the Delaware Act. All of our operations are conducted through our operating company, Genesis Crude Oil, L.P., and its subsidiaries.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Reimbursements of Our General Partner

Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partner securities and rights to buy partnership securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional equity securities that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendments to Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected.

However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

Withdrawal or Removal of Our General Partner

Our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2006 without obtaining the approval of the holders of a majority of our outstanding common units and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2006, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of our outstanding common units agree in writing to continue our business and to appoint a successor general partner.

Our general partner may be removed with or without cause. “Cause” means that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. If cause exists, our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, including units held by our general partner and its affiliates. If no cause exists, our general partner may not be removed unless that removal is approved by the vote of the holders of not less than a majority of our outstanding units, excluding units held by our general partner and its affiliates. Any removal of our general partner by the unitholders is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units and the receipt of an opinion of counsel regarding limited liability and tax matters. If a proposed removal is without cause, and the general partner to be removed is an affiliate of Denbury Resources, then, if an affiliate of Denbury Resources is not proposed as a successor general partner, any such action for removal must also provide for Denbury Resources to be granted an option immediately upon the effectiveness of the removal to purchase all of our ownership interest in our Mississippi pipeline system at 110% of its fair market value, as determined by independent appraisal in the manner set forth in our partnership agreement. Denbury Resources’ option will be exercisable for a period of 45 days following the determination of such fair market value. Additionally, upon removal of the general partner without cause, our general partner will have the option to convert its interest in us (other than its common units) into common units or to require our replacement general partner to purchase such interest for cash at its then fair market value.

While our partnership agreement limits the ability of our general partner to withdraw, it allows the general partner interest to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. In addition, our partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units and any other partnership securities it owns, including the incentive distribution rights.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

☐	first, towards the payment of all of our creditors; and

☐	then, to our unitholders and our general partner in accordance with the positive balance in their respective capital accounts.

The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to our partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Change of Management Provisions

Our partnership agreement contains the following specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management:

☐	any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, cannot be voted on any matter; and

☐	the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the issued and outstanding limited partner interests of any class, our general partner will have the right to acquire all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least ten but not more than 60 days notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in the partnership agreement and (2) the highest cash price paid by our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date our general partner first mails notice of its election to purchase those partnership securities.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner and its affiliates shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

MATERIAL TAX CONSEQUENCES

This section is a summary of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to the general partner and us, insofar as it relates to federal income tax matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us,” “we,” “our,” and “ours” are references to Genesis Energy, L.P. and its subsidiaries.

This section does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Akin Gump Strauss Hauer & Feld LLP and are based on the accuracy of the representations made by us and our general partner. No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we rely on opinions and advice of Akin Gump Strauss Hauer & Feld LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales” in this prospectus);

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees” in this prospectus); and

(3) whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Unit Ownership — Section 754 Election” in this prospectus).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,”

exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof and fertilizer. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 4% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Akin Gump Strauss Hauer & Feld LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Akin Gump Strauss Hauer & Feld LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Akin Gump Strauss Hauer & Feld LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which counsel has relied are:

(a) Neither we nor the operating company has elected or will elect to be treated as a corporation; and

(b) For each taxable year, more than 90% of our gross income has been and will be income from sources that Akin Gump Strauss Hauer & Feld LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of this section is based on Akin Gump Strauss Hauer & Feld LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Genesis will be treated as partners of Genesis for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Genesis for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Akin Gump Strauss Hauer & Feld LLP does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales” in this prospectus.

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Genesis for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when such unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

☐	interest on indebtedness properly allocable to property held for investment;

☐	our interest expense attributed to portfolio income; and

☐	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income from a publicly-traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in our offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of all the partners to distributions of capital upon liquidation.

Akin Gump Strauss Hauer & Feld LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” in this prospectus allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

☐	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

☐	any cash distributions received by the unitholder as to those units would be fully taxable; and

☐	all of these distributions would appear to be ordinary income.

Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  In general, the highest effective United States federal income tax rate for individuals currently is 35% and the maximum United States federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.  We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury regulations. Please read “— Tax Treatment of Operations — Uniformity of Units” in this prospectus.

Although Akin Gump Strauss Hauer & Feld LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Tax Treatment of Operations — Uniformity of Units” in this prospectus.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees” in this prospectus.

Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the general partner, its affiliates and our other unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” in this prospectus.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We were not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss” in this prospectus.

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

☐	a short sale;

☐	an offsetting notional principal contract; or

☐	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury regulations. Accordingly, Akin Gump Strauss Hauer & Feld LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A purchaser of units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period.

A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election” in this prospectus.

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) which is not expected to apply directly to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election” in this prospectus. To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss” in this prospectus.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income. Recent legislation also includes net income derived from the ownership of an interest in a “qualified publicly traded partnership” as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation is only effective for taxable years beginning after October 22, 2004.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective rate applicable to individuals, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the

“Tax Matters Partner” for these purposes. The partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is

(1) a person that is not a United States person,

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3) a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related and Assessable Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority,” or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income relating to such a transaction, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business or own property in 8 states, most of which impose income taxes. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections” in this prospectus.

IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT STATES AND LOCALITIES, OF HIS INVESTMENT IN US. ACCORDINGLY, WE STRONGLY RECOMMEND THAT EACH PROSPECTIVE UNITHOLDER CONSULT, AND DEPEND UPON, HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE AND LOCAL, AS WELL AS UNITED STATES FEDERAL TAX RETURNS, THAT MAY BE REQUIRED OF HIM. AKIN GUMP STRAUSS HAUER & FELD LLP HAS NOT RENDERED AN OPINION ON THE STATE OR LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN US.

INVESTMENT IN GENESIS BY EMPLOYEE BENEFIT PLANS

An investment in Genesis by an employee benefit plan is subject to certain additional considerations because persons with discretionary control of assets of such plans (a “fiduciary”) are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and transactions are subject to restrictions imposed by Section 4975 of the Code. As used in this prospectus, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts (“IRAs”) established or maintained by an employer or employee organization. Among other things, consideration should be given to (1) whether such investment is prudent under Section 404(a)(1)(B) of ERISA, (2) whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA, and (3) whether such investment will result in recognition of unrelated business taxable income by such plan. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors.” Fiduciaries should determine whether an investment in Genesis is authorized by the appropriate governing instrument and is an appropriate investment for such plan.

In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in Genesis, be deemed to own an undivided interest in the assets of Genesis, with the result that the general partner would also be a fiduciary of such plan and Genesis would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan; i.e., IRAs established or maintained by individuals rather than an employer or employee organization) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan. Under Department of Labor regulations the assets of an entity in which employee benefit plans acquire equity interests would not be deemed “plan assets” if, among other things, (1) the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities law, (2) the entity is an “operating company” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital, or (3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA (such as government plans). Genesis’ assets are not expected to be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) above, and may also satisfy the requirements in (2) and (3).

PLAN OF DISTRIBUTION

We may sell the equity securities directly, through agents, or to or through underwriters or dealers. The prospectus supplement relating to any particular offering will contain the terms of the equity securities sold in that offering, including:

☐	the names of any underwriters, dealers or agents (if any);

☐	the offering price;

☐	underwriting discounts;

☐	sales agents’ commissions;

☐	other forms of underwriter or agent compensation;

☐	discounts, concessions or commissions that underwriters may pass on to other dealers; and

☐	any exchange on which the equity securities are listed.

We may change the offering price, underwriting discounts or concessions, or the price to dealers when necessary. Discounts or commissions received by underwriters or agents and any profits on the resale of equity securities by them may constitute underwriting discounts and commissions under the Securities Act of 1933, as amended.

Unless we state otherwise in a prospectus supplement, underwriters will need to meet certain requirements before purchasing equity securities. Agents will act on a “best efforts” basis during their appointment. We will also state the net proceeds from the sale in a prospectus supplement.

Any brokers or dealers that participate in the distribution of the equity securities may be “underwriters” within the meaning of the Securities Act for such sales. Profits, commissions, discounts or concessions received by such broker or dealer may be underwriting discounts and commissions under the Securities Act.

When necessary, we may fix equity securities distribution using changeable, fixed prices, market prices at the time of sale, prices related to market prices, or negotiated prices.

We may, through agreements, indemnify underwriters, dealers or agents that participate in the distribution of the equity securities against certain liabilities including liabilities under the Securities Act. We may also provide funds for payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents, and their affiliates may transact with us and our affiliates in the ordinary course of their business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the Commission. You may read and copy documents we file at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for information on the public reference room. You can also find our filings at the Commission’s website at http://www.sec.gov and on our website at http://www.genesiscrudeoil.com. Information contained on our website is not part of this prospectus. In addition, our reports and other information concerning us can be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

The Commission allows us to “incorporate by reference” the information we have filed with the Commission, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the Commission will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the Commission after the date of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the

Securities Exchange Act of 1934 which is deemed “filed” with the Commission until we sell all of the equity securities offered by this prospectus, other than information under Item 9 or 12 of any Current Report on Form 8-K that is listed below or information furnished under Items 2.02 or 7.01 of any Form 8-K that is listed below or filed in the future, which information is not deemed filed under the Securities Exchange Act of 1934 and is not incorporated in this prospectus:

☐	Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2004;

☐	Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2005 and June 30, 2005;

☐	Current Reports on Form 8-K filed January 19, 2005, February 7, 2005, March 9, 2005, April 7, 2005, May 4, 2005, June 6, 2005, June 15, 2005, July 26, 2005 and August 4, 2005, and on Form 8-K/A filed June 16, 2005; and

☐	The description of the common units contained in our Registration Statement on Form 8-A, dated January 30, 2001.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:
Investor Relations
Genesis Energy, L.P.
500 Dallas, Suite 2500
Houston, Texas 77002
(713) 860-2500 or
(800) 284-3365

We intend to furnish or make available to our unitholders within 90 days (or such shorter period as the Commission may prescribe) following the close of our fiscal year end annual reports containing audited financial statements prepared in accordance with generally accepted accounting principles and furnish or make available within 45 days (or such shorter period as the Commission may prescribe) following the close of each fiscal quarter quarterly reports containing unaudited interim financial information, including the information required by Form 10-Q for the first three fiscal quarters of each of our fiscal years. Our annual report will include a description of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, including the amount paid or accrued to each recipient and the services performed.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “position,” “projection,” “strategy” or “will” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, expressed or implied, concerning future actions, conditions or events or future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability or the ability of our affiliates to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include:

☐	demand for, the supply of, changes in forecast data for, and price trends related to crude oil, liquid petroleum, natural gas and natural gas liquids or “NGLs” in the United States, all of which may be affected by economic activity, capital expenditures by energy producers, weather, alternative energy sources, international events, conservation and technological advances;

☐	throughput levels and rates;

☐	changes in, or challenges to, our tariff rates;

☐	our ability to successfully identify and consummate strategic acquisitions, make cost saving changes in operations and integrate acquired assets or businesses into our existing operations;

☐	service interruptions in our liquids transportation systems, natural gas transportation systems or natural gas gathering and processing operations;

☐	shut-downs or cutbacks at refineries, petrochemical plants, utilities or other businesses for which we transport crude oil, natural gas or other products or to whom we sell such products;

☐	changes in laws or regulations to which we are subject;

☐	our inability to borrow or otherwise access funds needed for operations, expansions or capital expenditures as a result of existing debt agreements that contain restrictive financial covenants;

☐	loss of key personnel;

☐	the effects of competition, in particular, by other pipeline systems;

☐	hazards and operating risks that may not be covered fully by insurance;

☐	the condition of the capital markets in the United States;

☐	the political and economic stability of the oil producing nations of the world; and

☐	general economic conditions, including rates of inflation and interest rates.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” beginning on page 2 of this prospectus.

LEGAL MATTERS

Akin Gump Strauss Hauer & Feld LLP, as our counsel, will issue an opinion for us about the legality of the equity securities and the material federal income tax considerations regarding the common units. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K/A have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The balance sheet at December 31, 2004 of Genesis Energy, Inc. incorporated in this prospectus by reference has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in the Current Report on Form 8-K of Genesis Energy, L.P. filed on July 26, 2005, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of T&P Syngas Supply Company as of and for the years ended December 31, 2004 and 2003, incorporated in this prospectus by reference have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in the Current Report on Form 8-K/A of Genesis Energy, L.P. filed on June 16, 2005, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.